Exhibit 99.1

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

MEDIGUS LTD.

TABLE OF CONTENTS

Page

Interim Condensed Consolidated Financial Statements – in US Dollars (USD) in thousands:
Interim Condensed Consolidated Balance Sheets	2-3
Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss	4
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	5-7
Interim Condensed Consolidated Statements of Cash Flows	8-10
Notes to the Interim Condensed Consolidated Financial Statements	11-66

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		June 30	December 31
		2022	2021
	Note	Unaudited	Audited
		USD in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		22,141	24,025
Pledged deposit		219	-
Trade accounts receivable	5.A	16,562	408
Other receivables and prepaid expenses		1,863	415
Inventory	5.B	1,831	1,227
Loan to an associate	4.F	-	1,265
Related party prepaid expenses	10	728	999
Financial assets at fair value through profit or loss	3	2,614	3,315
		45,958	31,654

NON-CURRENT ASSETS:
Property and equipment, net		407	77
Right-of-use assets, net		667	-
Investments accounted for using the equity method	4.B.1	13,407	17,240
Intangible assets	6	29,376	8,321
Deferred offering costs	4.E ,4. D	863	836
Deferred tax asset		119	-
Financial assets at fair value through profit or loss	3	3,517	1,602
		48,356	28,076

TOTAL ASSETS		94,314	59,730

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30	December 31
		2022	2021
	Note	Unaudited	Audited
		USD in thousands
Liabilities and equity
CURRENT LIABILITIES:
Trade accounts payable		10,450	702
Short term loans	4F, 4E	9,248	816
Short term related party loan	10	56	111
Current portion of long-term related party payable	10	520	506
Lease liabilities		158	-
Warrants at fair value	3	854	692
Contract liability		108	108
Liability to event producers		2,385	1,556
Related parties	10	474	616
Accrued expenses and other current liabilities	7	8,924	1,532
		33,177	6,639
NON-CURRENT LIABILITIES:
Lease liabilities		536	-
Long-term loans	4.F	4,083	-
Loans from related parties	10	479	689
Long-term related party payable	10	580	711
Deferred tax liability		2,105	236
Retirement benefit obligation, net		165	22
		7,948	1,658
TOTAL LIABILITIES		41,125	8,297

SHAREHOLDERS’ EQUITY:	8
Share capital – ordinary shares with no par value: authorized – June 30, 2022 and December 31, 2021 – 200,000,000 shares; issued and outstanding – June 30, 2022 – 24,591,470 shares December 31, 2021 – 23,850,128 shares *		-	-
Share premium		111,322	110,562
Other capital reserves		11,401	12,619
Warrants		197	197
Accumulated deficit		(77,778)	(74,188)
Equity attributable to owners of Medigus Ltd.		45,142	49,190
Non-controlling interests	4.A.3.4	8,047	2,243
TOTAL SHAREHOLDERS’ EQUITY		53,189	51,433

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		94,314	59,730

*	Restated to reflect the reverse split at a ratio of 20:1 occurred on July 8, 2022 – see also note 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements

MEDIGUS LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME/LOSS AND OTHER COMPREHENSIVE INCOME/LOSS

		Six months ended		Year ended
		June 30,		December 31
		2022	2021	2021
	Note	Unaudited		Audited
		USD in thousands
Revenues:
Products		2,343	1,934	8,933
Revenue from services		32,616	459	1,185
	9	34,959	2,393	10,118
Cost of revenues:
Products		1,933	1,587	4,938
Revenue from services		26,834	202	379
		28,767	1,789	5,317

Gross Profit		6,192	604	4,801
Research and development expenses		2,047	755	1,045
Sales and marketing expenses		2,112	624	1,988
General and administrative expenses		5,638	4,417	9,964
Net change in fair value of financial assets at fair value through profit or loss	3	813	(583)	(713)
Share of net loss of associates accounted for using the equity method		1,910	419	2,149
Amortization of excess purchase price of an associate		-	-	263
Operating loss		(6,328)	(5,028)	(9,895)

Gain upon loss of control in a subsidiary	4.C	-	(11,502)	(11,465)
Gain from initial recognition of assets and liabilities upon control obtained in an associate	4.F	(2,300)	-	-
Gain from sale of investments	3	(68)	(2,025)	(2,025)
Other income		(176)	(299)	(494)
Changes in fair value of warrants issued to investors	3	99	474	(484)
Changes in fair value of commitment to issue shares	3	63	-	75
Financial loss, net		793	403	347
Profit (Loss) before taxes on income		(4,739)	7,921	4,151
Tax benefit (expense)		(9)	6	(105)
Net profit (loss) for the period		(4,748)	7,927	4,046
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of associates accounted for using the equity method		(125)	(104)	191
Share of other comprehensive loss of currency translation of subsidiaries		(836)	-	-
Items that will not be reclassified to profit or loss
Share of other comprehensive income (loss) of associates accounted for using the equity method		-	37	(29)
Other comprehensive income (loss) for the period		(961)	(67)	162
Total comprehensive income (loss) for the period		(5,709)	7,860	4,208

Net profit (loss) for the period is attributable to:
Owners of Medigus		(3,590)	9,785	6,794
Non-controlling interest	A.3.4	(1,158)	(1,858)	(2,748)
		(4,748)	7,927	4,046

Total comprehensive income (loss) for the period is attributable to:
Owners of Medigus		(4,275)	9,746	6,881
Non-controlling interest		(1,434)	(1,886)	(2,673)
		(5,709)	7,860	4,208
Earning (Loss) per ordinary share attributed to Medigus ltd
Basic		(0.15)	0.02	0.01
Diluted		(0.15)	0.04	0.01
Weighted average ordinary shares outstanding (In thousands)
Basic		24,109	*22,212	*23,035
Diluted		24,109	*22,212	*23,035

*	Restated to reflect the reverse split at a ratio of 20:1 occurred effected on July 8, 2022 – see also note 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	USD in thousands

BALANCE AS OF JANUARY 1, 2022	-	110,562	2,579	634	10,408	(1,002)	197	(74,188)	49,190	2,243	51,433

Loss for the period	-	-	-	-	-	-	-	(3,590)	(3,590)	(1,158)	(4,748)
Other comprehensive loss	-	-	-	-	-	(685)	-	-	(685)	(276)	(961)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	-	-	-	-	-	(685)	-	(3,590)	(4,275)	(1,434)	(5,709)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of warrants and shares by Gix Internet Ltd. (note 4.F)	-	-	-	-	(713)	-	-	-	(713)	811	98
Deemed contributions to Jeffs’ Brands ltd (note 4E)	-	-	-	121	(356)	-	-	-	(235)	478	243
Issuance of shares in consideration for investments (note 4.M, 4.N)	-	900	-	-	-	-	-	-	900	-	900
Issuance of shares by Eventer (note 4.D)	-	-	-	-	(20)	-	-	-	(20)	20	-
Consolidation of Gix Internet Ltd. (note 4.F)	-	(144)	-	-	-	-	-	-	(144)	6,129	5,985
Divided paid to non-controlling interests (note 4.F)	-	-	-	-	-	-	-	-	-	(391)	(391)
Subsidiaries’ share-based compensation to employees and service providers (note 4.D)	-	-	-	-	-	-	-	-	-	191	191
Share based compensation to employees and service providers (note 8)	-	-	439	-	-	-	-	-	439	-	439
Expiration of options	-	4	(4)	-	-	-	-	-	-	-	-

TOTAL TRANSACTIONS WITH SHAREHOLDERS	-	760	435	121	(1,089)	-	-	-	227	7,238	7,465

BALANCE AS OF JUNE 30, 2022	-	111,322	3,014	755	9,319	(1,687)	197	(77,778)	45,142	8,047	53,189

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	USD in thousands

BALANCE AS OF JANUARY 1, 2021	93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

Income (Loss) for the period	-	-	-	-	-	-	-	9,785	9,785	(1,858)	7,927
Other comprehensive income (loss)	-	-	-	(76)	-	37	-	-	(39)	(28)	(67)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	-	-	-	(76)	-	37	-	9,785	9,746	(1,886)	7,860

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants (note 8)	49,398	(32,062)	-	-	-	-	-	-	17,336	-	17,336
Issuance of shares by a subsidiary					1,704				1,704	1,893	3,597
Purchase of a subsidiary (note 4E)			60	-		-			60	993	1,053
Deemed contributions to a subsidiary (note 4C)				(359)					(359)	466	107
Loss of control in a subsidiary (note 4C)								(713)	(713)	(3,024)	(3,737)
Cancellation of par value	(142,419)	142,419	-	-					-		-
Share in capital reserve of an associate					880	-			880	-	880
Stock-based compensation in connection with options granted to employees and service providers	-	-	53						53	561	614
Expiration of warrants	-	43	(43)	-	-	-	-	-	-	-	-

TOTAL TRANSACTIONS WITH SHAREHOLDERS	(93,021)	110,400	70	(359)	2,584	-	-	(713)	18,961	889	19,850

BALANCE AS OF JUNE 30, 2021	-	110,400	1,520	110	12,432	(1,081)	197	(71,910)	51,668	2,236	53,904

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Ordinary shares	Share premium	Capital reserves from equity awards	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity

BALANCE AS OF JANUARY 1, 2021	93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

Income (Loss) for the period	-	-	-	-	-	-	-	6,794	6,794	(2,748)	4,046
Other comprehensive income (loss)	-	-	-	(29)	-	116	-	-	87	75	162
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	-	-	-	(29)	-	116	-	6,794	6,818	(2,673)	4,208

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants (note 8)	49,398	(32,062)	-	-	-	-	-	-	17,336	-	17,336
Cancellation of par value (note 8)	(142,419)	142,419
			-	-	-	-	-	-	-	-	-
Consolidation of a subsidiary (note 4E)	-	71			-	-	-	-	71	1,156	1,227
Exercise of warrants issued by ScoutCam Inc. (note 4C)	-	-	-	-	264	-	-	-	264	518	782

Issuance of shares by a subsidiary (note 3D)	-	-	-	-	717	-	-	-	717	1,138	1,855
Loss of control in ScoutCam Inc. (note 4C)	-	-	-	-	-	-	-	-	-	(2,760)	(2,760)
Deemed contributions to a subsidiary (note 4E)	-	-	-	108	(421)	-	-	-	(313)	529	216
Deemed contribution to an affiliate (note 4F)	-	-	-	10	-	-	-	-	10	-	10
Expiration of options	-	74	(74)	-	-	-	-	-	-	-	-
Subsidiaries’ share-based compensation to employees and service providers (note 4C, 4D, 4E,4I)	-	-	-	-	-	-	-	-	-	1,102	1,102
Share based compensation to employees and service providers (note 8)	-	60	1,203	-	-	-	-	-	1,263	-	1,263
TOTAL TRANSACTIONS WITH SHAREHOLDERS	(93,021)	110,562	1,129	118	560	-	-	-	19,348	1,683	21,031
BALANCE AS OF DECEMBER 31, 2021	-	110,562	2,579	634	10,408	(1,002)	197	(74,188)	49,190	2,243	51,433

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30,
	2022	2021
	Unaudited
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix A)	(1,485)	(2,225)
Interest received	23	—
Income tax paid	(258)	—
Interest paid	(192)	(1)
Net cash flow used in operating activities	(1,912)	(2,226)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisitions of an associates and financial assets at fair value through profit or loss	(4,080)	(1,829)
Consolidation of subsidiaries upon gain of control (see Appendix C, Appendix D, note 4.E, note 4.F)	2,736	290
Purchase of property and equipment	(20)	(123)
Deconsolidation of ScoutCam Inc upon loss of control (see Appendix B and note 4.C)	—	(3,252)
Purchase of intangible assets	—	(4,728)
Investment in short term deposits	—	(46)
Exercise of ScoutCam’s warrants	—	(234)
Proceeds from sale of financial assets at fair through profit or loss and securities of an associate	404	1,841
Dividend received from an associate	171	—
Net cash flow used in investing activities	(789)	(8,081)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants by subsidiaries, net of issuance costs of subsidiaries (see notes 4.B, 4.A)	98	1,300
Dividend paid to non-controlling interest	(391)	—
Principal elements of lease liability	(35)	—
Receipt of short-term loans	1,000	51
Receipt of long-term loans	651	—
Repayment of loans	(541)	(1,060)
Repayment of related party debt (see note 4.D)	(146)	—
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuance costs (see note 8)	—	17,336
Net cash flow generated from financing activities	636	17,627

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,065)	7,320
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	24,025	22,363
GAIN (LOSS) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	181	(41)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22,141	29,642
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Right of use assets obtained in exchange for lease liabilities	185	—
Non-cash investment in Gix Group (note 4.G)	—	4,417
Issuance of shares in exchange for media and advertising services rights (note 4.E)	—	1,250
Purchase of a software license on credit (notes 4.E, 10)	—	1,346
Decrease in loan balance due to modification of terms (note 4.F)	243	—
Deferred offering costs included in other current liabilities	497	—
Non-cash investment in Laminera Flow Optimization Ltd (note 4.M)	400	—
Non-cash investment in ClearMind Medicine Inc (note 4.N)	500	—

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30,
	2022	2021
	Unaudited
	USD in thousands
Appendix A to the condensed consolidated statements of cash flows:
Net cash used in operations:
Income (Loss) for the period before taxes on income	(4,739)	9,785
Adjustment in respect of:
Gain from exchange differences other than cash and cash equivalents	296	82
Depreciation and amortization	1,749	356
Finance expenses	404	1
Finance income	(555)	—
Changes in fair value of warrants issued to investors	99	474
Change in fair value of commitment to issue shares	63	—
Share based compensation to employees and service providers	631	—
Net change in the fair value of financial assets at fair value through profit or loss (note 3)	813	(583)
Gain from initial recognition of assets and liabilities upon control obtained in an associate (note 4.F)	(2,300)	—
Share of net loss of associates accounted for using the equity method (note 4)	1,910	419
Reversal of an impairment loss	(94)	—
Gain arising from deconsolidation of a subsidiary upon loss of control (see note 4.A)	—	(12,083)
Gain from sales of investments (see note 3, note 4.G)	(68)	(2,025)

Changes in operating asset and liability items:
Decrease (Increase) in trade accounts receivable	(2,961)	129
Decrease (Increase) in other current assets	30	(910)
Increase in trade accounts payable	370	483
Increase in accrued compensation expenses	18	407
Increase in contract liabilities	—	747
Increase in contract fulfillment assets	—	(240)
Increase in other current liabilities and liability to event producers	3,035	1,144
Decrease in deferred offering costs (see note 4.D)	418	—
Increase in inventory	(604)	(411)
Cash flows used in operations	(1,485)	(2,225)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

March 31, 2021
Appendix B to the condensed consolidated statements of cash flows:
Deconsolidation of ScoutCam upon loss of control:
Net working capital other than cash	113
Property and equipment, net	(370)
Lease liability- long term	144
ScoutCam investment at fair value	11,843
Derecognition of non-controlling interests	3,024
Gain arising from deconsolidation upon loss of control	(11,502)
Net cash deconsolidated upon loss of control	3,252

January 04,
2021
Appendix C to the condensed consolidated statements of cash flows:
Consolidation of Jeffs Brands Ltd. upon gain of control:
Net working capital other than cash and inventory	(279)
Intangible assets	1,444
Inventory	778
Deferred taxes	(143)
Non-controlling interests	(1,024)
Borrowings	(1,451)
Non-cash consideration	(131)
Goodwill	516
Net cash acquired	(290)

February 28,
2022
Appendix D to the condensed consolidated statements of cash flows:
Consolidation of Gix Internet Ltd. upon gain of control:
Net working capital other than cash	(8,097)
Intangible assets	17,417
Severance - accrual	(125)
Investments accounted for using the equity method	(4,606)
Deferred taxes	(1,964)
Lease asset and property and equipment, net	888
Non-controlling interests	(6,129)
Long- term Borrowings	(4,662)
Share premium	143
Goodwill	6,699
Gain arising from consolidation upon gain of control	(2,300)
Net cash acquired	(2,736)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Medigus Ltd. (the “Company” or “Medigus”) was incorporated in Israel on December 9, 1999. The Company’s registered office and principal place of business are located in Israel. The address of its registered office is Hanehoshet 3, 5th Floor, Building B, Tel-Aviv POB 6971068, Israel.

The Company, together with its subsidiaries and associates, operates in the technology sector, focusing on medical-related devices and products (through its associate Polyrizon Ltd), on Visualization and AI based solutions (through its associate ScoutCam Inc), on Online Event Management (through its subsidiary Eventer Ltd.( ,on Online Advertising (through its subsidiary Gix Internet Ltd.), on e-commerce (through its subsidiary Jeffs’ Brands Ltd.), on safety systems for commercial drones (through its associate Parazero Ltd), on energy efficiency technology (through its associate Laminera Ltd.) and on the electric vehicle sector (through its subsidiary Charging Robotics Ltd.).

Additionally, through its corporate, the Company is engaged in the licensing of intellectual property relating to its legacy product, the Medigus Ultrasonic Surgical Endostapler (“MUSE”), to Golden Grand Medical Instruments Ltd., a china based medical services provider (refer to Note11), and in the investment of its excess cash resources, primarily in equity securities.

“Group” – the Company together with, Jeff’s Brands Ltd., Charging Robotics Ltd., GERD IP, Inc., Eventer Technologies Ltd. and Gix Internet Ltd.

“Subsidiaries” – Entities under the control of the Company.

These interim condensed consolidated financial statements were approved on September 23, 2022.

ScoutCam Inc.:

ScoutCam Inc. (“ScoutCam”) has executed a number of capital raising transactions during 2020 and 2021, of which the last was a private placement that occurred on March 22, 2021. The aforementioned private placement diluted the Company’s holdings in ScoutCam and lead to a deconsolidation of ScoutCam. and the remaining holdings were accounted for under the equity method. For additional information, see note 4.C.

GERD IP, Inc.:

On January 13, 2020, together with the Company’s advisor Mr. Kfir Zilberman, the Company formed a subsidiary in Delaware, of which the Company holds 90% of the stock capital, under the name GERD IP, Inc. (“GERD IP”). The Company transferred certain of its patents in consideration for seven capital notes issued to the Company by GERD IP in the amount of USD 2,000 thousand each.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (Cont.)

A.	(Cont.)

Eventer:

As of June 30, 2022, the Company holds approximately 46.21% of the issued and outstanding share capital of Eventer Technologies Ltd. (“Eventer”). Eventer is a technology company engaged in the development of tools for automatic creation, management, promotion, and billing of events and ticketing sales. For additional information, see note 4.D.

Gix Internet Ltd.:

On February 28, 2022the Company purchased additional shares of Gix Internet Ltd. (“Gix Internet”) and the Company holdings interests in Gix Internet increased to 38.03%, and therefore the Company started to consolidate Gix Internet. For additional information, see note 4.F.

Charging Robotics:

On January 7, 2021, the Company entered into an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology. Furthermore, the Company entered into a collaboration agreement with the seller, whereby the Company committed to invest in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics Ltd. (“Charging Robotics”), incorporated on February 1, 2021, which will focus on the Company’s new electric vehicle and wireless charging activities. On February 19, 2021, the Company entered into a venture agreement with Amir Zaid, Weijian Zhou and Charging Robotics, under which the Company formed a venture, under the name Revoltz Ltd., or Revoltz, to develop and commercialize three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery. For additional information, see note 4.I.

Jeffs’ Brands Ltd.:

On October 8, 2020, the Company entered into a common stock purchase agreement with Smart Repair Pro, Inc. (“Pro”), Purex, Corp. (“Purex”), and their respective stockholders (the “Pro and Purex SPA”). Pro and Purex both are in the e-Commerce field and operate online stores for the sale of various consumer products on the Amazon online marketplace.

The transactions contemplated in the Pro and Purex SPA closed on January 4, 2021. On May 16, 2021, the Company entered into a stock exchange and plan of restructuring agreement with Victor Hacmon, the other shareholder of Pro and Purex, and Jeffs’ Brands Ltd. (“Jeffs’ Brands”), a newly incorporated entity, pursuant to which, among other things, the Company and Victor Hacmon transferred all their holdings in Pro and Purex to Jeffs’ Brands, in return for a consideration of Jeffs’ Brands ordinary shares that were issued respectively. As a result, Pro and Purex became wholly owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted for as a reorganization of entities under common control. Accordingly, the carrying values of Purex and Pro were retained through the transaction.

As of June 30, 2022, the Company owns 50.03% in Jeffs’ Brands. For additional information, see note 4.E.

Interest in other entities:

As of June 30, 2022, the Company also owns 40.35% in Parazero TechnologiesLtd. (“Parazero”) (see note 4.L), 37.03% in Polyrizon Ltd. (“Polyrizon”) (see note 4.H), 35.06% in Fuel Doctor Holding Inc. (“Fuel Doctor”) (see note 4.K), 19.7% in Laminera Flow Optimization Ltd. (“Laminera”) (formerly known as ABI Energy Ltd.) (see note 4.M), 5.72% in Elbit Imaging Ltd. (“Elbit Imaging”), 5.63% in Automax Ltd. (“Automax”) (formerly known as Matomy Ltd.) (see note 4.G), 5.02% in ClearMind Medicine, Inc. (“ClearMind”) (see note 4.N) , 5.11% in SciSparc Ltd. (“SciSparc”) (see note 4.O), 2.35% in Safee Cyber Technologies Ltd. (“Safee”), 1.31% in Maris-Tech Ltd. (“Maris”), 0.97% in Colugo Systems Ltd. (“Colugo”) , 0.47% in Safe Foods, Inc. ( “SAFO”) and 0.75% in Tondo Smart Ltd. (“Tondo”).

The Company’s ordinary shares were listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) from February 2006 to January 25, 2021, when the Company voluntarily delisted its shares from trading on the TASE. As of May 20, 2015, the Company’s American Depository Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) are listed on the Nasdaq Capital Market. The Company’s depositary agent for the ADR program is the Bank of New York Mellon. The Company’s Series C Warrants have been traded on Nasdaq Capital Market since July 2018.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (Cont.)

B.

As of the approval date of these financial statements, the Company had cash and cash equivalent in the amount of USD 9.4 million, which the Company anticipates will provide sufficient liquidity for more than a twelve-month period from the date of these financial statements.

However, since inception, the Company’s activities have been funded mainly by its shareholders. Furthermore, in the recent years the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has an accumulated deficit as of June 30, 2022. As such, the Company’s ability to continue operating may be dependent on several factors, amongst which is its ability to raise sufficient additional funding, which funding may not necessarily be available to the Company, obtained on terms favorable to the Company, or provide the Company with sufficient funds to meet its objectives.

C.

Effect of Coronavirus

The COVID-19 pandemic, including the efforts to combat it, has had and may continue to have a widespread effect on the Company’s business. In response to the pandemic, public health authorities and local and national governments have implemented measures that have and may continue to impact the Company’s business, including voluntary or mandatory quarantines, restrictions on travel and orders to limit the activities of non-essential workforce personnel. As of the date of this report, the COVID-19 (coronavirus) pandemic had made a significant impact on global economic activity, with governments around the world, including Israel, having closed office spaces, public transportation and schools, and restricting travel. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact the Company’s business in a material manner.

The Company is actively monitoring the pandemic and the Company is taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

In light of the evolving nature of the pandemic and the uncertainty it has produced around the world, the Company does not believe it is possible to precisely predict the pandemic’s cumulative and ultimate impact on the Company’s future business operations, liquidity, financial condition and results of operations. For example, travel restrictions have adversely affected the Company’s ability to timely achieve certain milestones included in the Company Agreement with Golden Grand and has delayed the recognition of revenues deriving therefrom. These travel restrictions have also impacted the Group sales and marketing efforts and those of the Company subsidiaries. In addition, a substantial portion of Eventer’s business relates to leisure event management, the scope of which was greatly reduced in the past as a result of governmental policies and measures tailored to address to spread of COVID-19.

The extent of the impact of the pandemic on the Company business and financial results will depend largely on future developments, including the duration of the spread of the outbreak and any future “waves” of the outbreak, globally and specifically within Israel and the United States. In addition, the extent of the impact on capital and financial markets, foreign currencies exchange and governmental or regulatory orders that impact the Company business are highly uncertain and cannot be predicted. If economic conditions generally or in the industries in which the Company operate specifically, worsen from present levels, the Company results of operations could be adversely affected and the Company financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity, longevity and impact of the COVID-19 pandemic on economic activity.

D.	Russia-Ukraine War In late February 2022, Russia invaded Ukraine. As military activity proceeds and sanctions, export controls and other measures are imposed against Russia, Belarus and specific areas of Ukraine, the war is increasingly affecting the global economy and financial markets, as well as exacerbating ongoing economic challenges, including rising inflation and global supply-chain disruption. Although the group do not have direct suppliers based in Russia or Ukraine, additional supply delays and possible shortages of critical components may arise as the conflict progresses and if certain suppliers’ operations and/or subcomponent supply from affected countries are disrupted further.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A.	The Group’s interim condensed consolidated financial information as of June 30, 2022, and for the six-month interim periods ended on that date (hereinafter - “The Interim Financial Information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’.

The Interim Financial Information has been prepared on the basis of the accounting policies adopted in the Group’s audited consolidated financial statements for the year ended December 31, 2021 (“Annual Financial Statements”), which were prepared in accordance with International Financial Reporting Standards which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter “IFRS”). This Interim Financial Information should be read in conjunction with the 2021 Annual Financial Statements and notes thereto issued on April 29, 2022.

The Interim Financial Information is unaudited, does not constitute statutory accounts and does not contain all the information and footnotes required by accounting principles generally accepted under International Financial Reporting Standards for annual financial statements.

B.	Estimates:

The preparation of the interim condensed consolidated financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s 2021 Annual Financial Statements.

C.	Implementation of amendments to existing accounting standards:

On 14 May 2020, the IASB issued ‘Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)’ regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments are effective for annual reporting periods beginning on or after 1 January 2022. The Amendment has no material impact on the financial position or results of operations.

D.	Seasonal fluctuations:

In connection with the Company subsidiary, Eventer, there is an increase in events scheduled during the holiday season in Israel, which typically occurs in September and October, and which corresponds to an increase in ticket sales.

In connection with the Company subsidiary, Jeffs’ Brands, the fourth quarter of each fiscal year typically yields significant activity due to the holiday season. As a result, revenue generally declines and loss from operations generally increases in the first quarter sequentially from the fourth quarter of the previous year.

In connection with the Company subsidiary, Gix Internet, the digital advertising industry is mostly unaffected by seasonality. However, there is a seasonal trend in which the fourth quarter is characterized by higher activity and the average first quarter is characterized by lower activity. As a rule, advertising campaigns take place throughout the year in high intensity, and therefore the seasonality trend is not significant in the field of activity. This seasonality is due, among other things, to changes in the large advertising budgets, usually towards the end of each quarter and sub-year. valid, towards the end of each year. In addition, the last quarter of the year includes many leading events, causing an increase in online advertising budgets.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Estimates of fair value:

Financial assets:

Level 1 financial instruments:

Fair value measurements based on quoted prices (unadjusted) in active markets (level 1):

	June 30,	December 31,
	2022	2021
	Level 1
	USD in thousands

Investment in SAFO	40	53
Investment in Tondo	161	429
Investment in SciSparc	866	911
Investment in Maris	114	-
Investment in Automax – bonds	9	-
Investments in Automax –shares	1,424	1,676
	2,614	3,069

As of June 30 ,2022 the investments were classified as short-term investments.

As of December 31, 2021 the were classified as short-term investments.

The following table presents the Level 1 financial assets roll-forward:

	SAFO	TONDO	SciSparc Ltd	Maris	Automax shares	Automax – bonds	Total
	USD in thousands

Balance as of January 1, 2022	53	429	911	-	1,676	-	3,069
Purchase of securities	-	-	32	75	-	69	176
Net change in fair value of financial assets at fair value recognized through profit or loss	(13)	36	(77)	(208)	(65)	-	(327)
Sale of securities	-	(344)	-	-	-	(60)	(404)
Realized gain	-	67	-	-	-	1	68
Currency exchange differences	-	(27)	-	-	(187)	(1)	(215)
Transfer from level 3 to level 1	-	-	-	247	-	-	247
Balance as of June 30, 2022	40	161	866	114	1,424	9	2,614

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

The following table presents the Level 1 financial assets roll-forward:

	SAFO	Tondo	SciSparc ltd	Automax shares	Total

Balance as of January 1, 2021	113	-	-	-	113
Initial recognition at fair value upon dilution of equity investment	-	-	-	1,553	1,553
Purchase of securities	-	472	825	279	1,576
Sale of securities	-	(42)		-	(42)
Net change in fair value of financial assets at fair value recognized through profit or loss	(60)	(1)	86	(156)	(131)
Balance as of December 31, 2021	53	429	911	1,676	3,069

Level 3 financial instruments:

The Company has several financial assets measured at fair value through profit or loss, which meet the level 3 criteria.

The following table presents the level 3 fair value financial assets:

	June 30,	December 31,
	2022	2021
	Level 3
	USD in thousands

Maris Investment*	-	246
Safee investment	400	400
Maris warrants	42	57
Polyrizon warrants	512	516
Laminera (see note 4.M)	-	126
Anti-dilution – Gix Internet	-	469
SAFO warrants	32	34
ClearMind (see note 4.N)	1,296	-
Parazero-SAFE ) see note 4.L)	521	-
Polyrizon- SAFE (see note 4.H)	314	-
Colugo investment	400	-
	3,517	1,848

*	Classified as short-term investments.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

The following table presents the Level 3 financial assets roll-forward:

	Maris Investment	Polyrizon warrants	Laminera (formerly ABI)	Anti- dilution- Gix Internet	Safee	SAFO warrants	Clear Mind investment	Parazero -SAFE	Polyrizon - SAFE	Colugo investment	Total
	USD in thousands
Balance as of January 1, 2022	303	516	126	469	400	34	-	-	-	-	1,848
Initial recognition of financial asset	25	-	-	-	-	-	1,250	521	314	400	2,510
Net change at fair value recognized through profit or loss	(39)	(4)	507	(460)	-	(2)	68	-	-	-	67
Transfer from level 3 to level 1	(247)	-	-	-	-	-	-	-	-	-	(247)
Transfer to equity investment treatment	-	-	(633)	-	-	-	-	-	-	-	(633)
Currancy exchange differences	-	-	-	(9)	-	-	(22)	-	-	-	(31)
Balance as of June 30, 2022	42	512	-	-	400	32	1,296	521	314	400	3,517

The following table presents the Level 3 financial assets roll-forward:

	Gix Media’s shares	Gix Internet Warrants	ScoutCam warrants	Maris investment and warrants	Conversion Right	Polyrizon warrants	Laminera (formerly ABI)	Anti- dilution	SAFO Warrants	Total
	USD in thousands
Balance as of January 1, 2021	2,438	14	-	-	1,393	-	-	473	98	4,416
Initial recognition at fair value of ScoutCam warrants upon deconsolidation (note 4.C)	-	-	97	-	-	-	-	-	-	97
Exercise of warrants (note 4.C)	-	-	(51)	-	-	-	-	-	-	(51)
Initial recognition of financial asset	-	-	-	240	-	-	126	-	-	366
Net changes at fair value recognized through profit or loss	373	(14)	(46)	63	213	516	-	(4)	(64)	1,037
Exercise of Conversion Right (see note 4.F)	(2,811)	-	-	-	(1,606)	-	-	-	-	(4,417)
Balance as of December 31, 2021	-	-	-	303	-	516	126	469	34	1,448

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

Valuation processes of the Group:

Set forth below are details regarding the valuation processes of the Group as of June 30, 2022:

1)

Warrants issued on November 28, 2017: as part of a direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 64.64%, risk-free interest of 0.19%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

Series C warrants - financial instruments measured at fair value through profit or loss.

2)	Investment in SAFO, Tondo, SciSparc, Automax (shares and bonds), Maris were measured according to their quoted price as of the cut-off date.

3)	Safee investment - on October 12, 2021, the Company invested in Safee. Since Safee is a small private company, which does not raise funds on a regular basis and does not have significant activity that indicates a change in fair value, the Company assumes that there is no reason to believe there is a material change in value and the investment value adequately represents the fair value at the reporting date. This assumption is reviewed at each cut-off date.

4)	Colugo investment - on January 27, 2022, the Company invested in Colugo. Since Colugo is a small private company, which does not raise funds on a regular basis and does not have significant activity that indicates a change in fair value, the Company assumes there is no reason to believe there is a material change in value and the investment value adequately represents the fair value at the reporting date. This assumption is reviewed at each cut-off date.

5)	Maris investment - on March 24, 2021, the Company invested in Maris. On February 01, 2022 Maris completed initial public offering of units consisting of warrants and shares for USD 4.2 per unit and started to trade on Nasdaq. The fair value of the warrants was calculated using the Black & Scholes option price model, based on the following assumptions:

share price: USD 1.11, expected volatility of 102.37%, risk-free interest of 3%, expected term of 5 years following the grant date.

6)

SAFO warrants - the Company used the Black-Scholes model, using the following principal assumptions: share price: USD 7.56, expected volatility of 89.84%, risk-free interest of 0.97%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

7)	Polyrizon Options - the Original Option (as defined in Note 4H) was measured at fair value through profit and loss and was calculated using the Black & Scholes option price model. The Original Option and the Alternative Option (as defined in Note 4H) was calculated based on management’s expectations for the IPO scenario. Non-IPO scenario: share price: USD 0.0544, expected volatility of 80.69%, risk-free interest of 2.8%, expected term of 2.77 years following the grant date. IPO scenario: share price: 120% of expected IPO share price, expected volatility of 98.86%, risk-free interest of 3%, expected term of 3.55 years following the grant date.

8)

ClearMind investment – On February 3, 2022, the Company invested in ClearMind USD 1.25 thousands in consideration for 1,987,344 units, comprised of one Common Share and one warrant to purchase one Common Share. Additionally, each warrant will be exercisable for a period of 18 months into one additional Common Share at an exercise price of CAD $2.00 per share. The transaction closed on April 25, 2022. The agreement also includes anti-dilution rights, related only to the cash investment, according to which the Company shall receive, for no consideration, additional securities to maintain its fully-diluted ownership percentage.

The fair value of the warrants was calculated using the Black & Scholes option price model, based on the following assumptions:

share price: USD 1.57, expected volatility of 107.46%, risk-free interest of 1.43%, expected term of 18 months following the grant date.

The fair value of the anti-dilution rights was calculated using the Binomial option pricing model based on the following assumptions:

risk-free interest of 3.1%, expected term of 18 months following the grant date, amount and probability for the next round.

7)	Parazero SAFE and Polyrizon SAFE - financial instruments measured at their cost value, which as of the cut-off date is equal to the fair value.

Valuation processes of the Group:

Set forth below are details regarding the valuation processes of the Group as of December 31, 2021:

1)

Warrants issued on December 6, 2016: as part of a registered direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 63.32%, risk-free interest of 0.19%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

Warrants issued on March 29, 2017: as part of a public offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 63.2%, risk-free interest of 0.19%, expected term of 5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

Warrants issued on November 28, 2017: as part of a direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 63.2%, risk-free interest of 0.19%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

Series C warrants - financial instruments measured at fair value through profit or loss.

2)	Anti-dilution feature - the Company used the Black-Scholes model, using the following principal assumptions: share price: NIS 1.45, 25% probability for the occurrence of an anti-dilution event, expected volatility of 46.85%, risk-free interest of 0.67%, expected term of 3 years following the issuance date.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

3)	ScoutCam warrants- the Company used the Black-Scholes model, using the following principal assumptions: share price of USD 6.3, expected volatility of 49.5%, risk-free interest of 0.65%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

4)	Gix Internet warrants - the Company used the Black-Scholes model, using the following principal assumptions: share price of NIS 1.45, expected volatility of 46.85%, risk-free interest of 0.67%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

5)	Investment in SAFO, Tondo, SciSparc and Automax - financial instruments measured at fair value through profit or loss.

6)	Safee investment - on October 12, 2021 the Company invested in Safee. Since Safee is a small private company, which does not raise funds on a regular basis and does not have significant activity that indicates a change in fair value, the Company assumes that there is no reason to believe there is a material change in value and the investment value adequately represents the fair value at the reporting date. This assumption is reviewed at each cut-off date.

7)

Maris investment - on March 24, 2021 the Company invested in Maris. On February 01, 2022 Maris completed initial public offering of units consisting of warrants and shares for USD 4.2 per unit and started to trade on Nasdaq at USD 3.15 per share. The Company assumed the share price as of the first trading date of Maris shares represents the fair value of Maris shares as of December 31, 2021. The fair value of the warrants was calculated using the Black & Scholes option price model, based on the following assumptions:

Non-IPO scenario: share price: USD 3.15, expected volatility of 63.2%, risk-free interest of 0.24%, expected term of 2.5 years following the grant date.

IPO scenario: share price: USD 3.15, expected volatility of 55.81%, risk-free interest of 0.81%, expected term of 5 years following the grant date.

8)	SAFO warrants- the Company used the Black-Scholes model, using the following principal assumptions: share price: USD 7.56, expected volatility of 78.86%, risk-free interest of 0.97%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

9)

Polyrizon Options- the Original Option (as defined in note 3H) was measured at fair value through profit and loss and was calculated using the Black & Scholes option price model. The Original Option and the Alternative Option (as defined in note 3H) was calculated based on management’s expectations for the IPO scenario.

Non-IPO scenario: share price: USD 0.0544, expected volatility of 87.86%, risk-free interest of 0.85%, expected term of 2.77 years following the grant date.

IPO scenario: share price: 120% of expected IPO share price, expected volatility of 93.76%, risk-free interest of 0.97%, expected term of 3.55 years following the grant date.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

Financial liabilities:

Level 1 financial instruments:

As of June 30, 2022, and December 31, 2021, the Group has financial liability measured at level 1 – Warrants C (see note 8(a)(2)).

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria as of June 30, 2022, and as of December 31, 2021, – warrants issued to investors (see note 8(2) and commitment to issue warrants to lenders of Jeffs’ Brands upon IPO (see note 4E)).

The following table presents the financial liabilities that were measured at fair value:

	June 30 2022			December 31 2021
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands			USD in thousands
Financial liabilities at fair value through profit or loss -
Fair value of warrants	654	200	854	555	137	692

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES:

A.	Investments in subsidiaries:

1.	Additional information about subsidiaries held by the Company:

General information

	Main place of the business	Ownership rights held by non- controlling interest
		%
As of June 30, 2022
Jeffs’ Brands Ltd.	Israel	49.97%
Eventer Ltd.	Israel	53.79%
Charging Robotics Ltd.	Israel	-
GERD IP Inc	USA	10%
Gix Internet Ltd	Israel	57.31%
As of December 31, 2021
Jeffs’ Brands Ltd.	Israel	49.97%
Eventer Ltd.	Israel	52.31%
Charging Robotics Ltd.	Israel	-
GERD IP Inc	USA	10%

2.	Summarized financial information of subsidiaries:

Eventer Ltd.

Summarized statement of financial position:

	June 30, 2022	December 31, 2021
	USD in thousands (*)

Current assets	3,618	3,469
Non-current assets	1,379	1,521
Current liabilities	4,110	3,571
Non-current liabilities	580	711
Equity	307	708

(*)	Translated according to the closing exchange rates as of the date of each statement of financial position

Summarized statement of comprehensive income:

	Six months ended 30, June 2022	Six months ended in 30, June 2021	Year ended December 31, 2021
	USD in thousands (**)

Revenue	1,472	459	1,185
Net loss for the period	(587)	(1,215)	(2,612)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (CONT.)

2.	Summarized financial information of subsidiaries: (cont.)

Eventer Ltd. (cont.)

Summarized statement of cash flows:

	Six months ended 30, June 2022	Six months ended 30, June 2021	Year ended December 31, 2021
	USD in thousands (**)

Cash flow used in operating activities	1,235	858	127
Cash flow used in investing activities	(6)	(131)	(211)
Cash flow from financing activities	(146)	800	824
Gain (losses) from exchange differences on cash and cash equivalents	(288)	18	38
Net increase in cash and cash equivalents	795	1,545	778

(**)	translated at average exchange rates for each period.

Jeffs’ Brands Ltd.

Summarized statement of financial position:

	June 30, 2022	December 31, 2021
	USD in thousands

Current assets	1,986	2,022
Non-current assets	5,607	5,390
Current liabilities	3,775	2,211
Non-current liabilities	3,136	3,948
Equity	682	1,253

Summarized statement of comprehensive income:

	Six months ended 30, June 2022	Six months ended 30, June 2021	Year ended December 31, 2021
	USD in thousands

Revenue	2,343	1,910	6,509
Net loss for the period	(1,526)	(851)	(1,540)

Summarized statement of cash flows:

	Six months ended 30, June 2022	January 4, 2021- June 30, 2021	Year ended December 31, 2021
	USD in thousands

Cash flow used in operating activities	(1,054)	(174)	(863)
Cash flow used in investing activities	(3)	(4,728)	(4,730)
Cash flow from financing activities	731	4,761	5,695
Net (decrease) increase in cash and cash equivalents	(326)	(141)	102

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

2.	Summarized financial information of subsidiaries: (cont.)

Gix Internet

Summarized statement of financial position:

	June 30, 2022	December 31, 2021
	USD in thousands (*)

Current assets	24,175	23,145
Non-current assets	17,908	19,191
Current liabilities	26,589	26,832
Non-current liabilities	5,130	6,543
Equity	10,364	8,960
Equity attributable to Gix Internet shareholders	5,937	4,130
Non-controlling interests	4,427	4,830

(*)	Translated according to the closing exchange rates as of the date of each statement of financial position

Summarized statement of comprehensive income:

	March 31, 2022- June 30, 2022	January 01, 2022- February 28, 2022	Six months ended 30, June 2021	Year ended December 31, 2021
	USD in thousands (**)

Revenue	31,144	4,234	16,348	44,827
(Loss) profit for the period	164	(439)	(870)	(1,510)
Other comprehensive (loss) profit	478	222	185	(396)
Total comprehensive (loss) profit	642	(217)	(685)	(1,905)

Summarized statement of cash flows:

February 28, 2022- June 30, 2022
USD in thousands (**)

Cash flow used in operating activities	989
Cash flow used in investing activities	(9)
Cash flow from financing activities	1,661
Gain from exchange differences on cash and cash equivalents	51
Net increase in cash and cash equivalents	2,692

(**)	translated at average exchange rates for each period.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

3.	Information related to non-controlling interests:

Balance of Non-controlling interests:

	June 30, 2022	December 31, 2021
	USD in thousands

Gix Internet	6,439	-
Eventer	808	1,136
Jeffs’ Brands	650	965
Charging Robotics	91	91
Gerd IP	59	51
	8,047	2,243

Profit (loss) attributed to non-controlling interests:

	Six months ended 30, June 2022	Six months ended 30, June 2021	Year ended December 31, 2021
	USD in thousands

ScoutCam	-	(892)	(892)
Eventer	(307)	(609)	(1,112)
Jeff Brands	(793)	(382)	(795)
Gerd IP	7	25	51
Gix Internet	(65)	-	-
	(1,158)	(1,858)	(2,748)

4.	Additional information:

On March 22, 2021, the Company’s holdings in ScoutCam were diluted, therefore it was deconsolidated. For additional information see note 4C.

The Company consolidated Eventer Ltd. since October 14 ,20202, although its holding in voting right is less than 50%, because the Company has exclusive rights according to agreement regarding determination of a business plan and budget, appointment or dismissal of the CEO and determination of his compensation package and declaration or payment of any dividend or distribution of cash, securities and other assets. Additionally, the Company has the power to appoint or remove half of the members of the board. All of the above indicate the Company’s control of Eventer.

The Company consolidates Gix Internet since February 28, 2022, although its holding in voting right is less than 50% for the following reasons: the increase in the Company holdings interests to 38.03% on February 28 , 2022 , making the company the largest shareholder in Gix Internet, also on a fully diluted basis, therefore Gix’s other shareholders can’t prevent the Company from appointing more than half of the members of the Board of directors. All of the above indicate the Company’s control of Gix Internet.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

B.	Investment according to the equity method:

1.	This table summarize the total investment according to the equity method:

	June 30, 2022	December 31, 2021
	USD in thousands

ScoutCam (see note 4C)	9,662	10,735
Gix Internet (see note 4F)	-	4,867
Parazero (see note 4L)	1,300	-
Laminera (see note 4M)	1,252	-
Polyrizon (see note 4H)	288	447
Elbit imaging (see note 4J)	720	975
Fuel Doctor (see note 4K)	-	-
Revoltz (see note 4I)	185	216
Total	13,407	17,240

2.	General information:

	Main place of the business	Company rights in share capital and voting rights
		%
As of June 30, 2022
Parazero	Israel	40.35%
Laminera	Israel	19.7%
Polyrizon	Israel	36.81%
ScoutCam	Israel	27.02%
Elbit Imaging	Israel	5.72%
Fuel Doctor	Israel	35.06%
Revoltz	Israel	19.9%

As of December 31, 2021
Gix Internet	Israel	34.58%
Polyrizon	Israel	36.81%
ScoutCam	Israel	27.02%
Elbit Imaging	Israel	5.72%
Fuel Doctor	Israel	35.06%
Revoltz	Israel	19.9%

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

3.	Summarized financial information of material investments: ScoutCam Inc.

Summarized statements of financial position:

	June 30, 2022	December 31, 2021
	USD in thousands
Current assets	17,968	20,212
Non-current assets	3,095	3,334
Current liabilities	2,656	1,309
Non-current liabilities	2,894	2,621
Equity	15,513	19,616

Summarized statement of comprehensive income:

	Six months ended June 30, 2022	Three months ended June 30, 2021 (*)	Nine months ended December 31, 2021(*)	Three months ended March 31, 2021(*)
	USD in thousands
Revenue	372	274	363	24
Net Loss for the period	(5,560)	(2,088)	(7,381)	(1,606)

(*)	ScoutCam was deconsolidated on March 31, 2021 and is accounted for as a material equity investment as of April 1, 2021. For additional information see note 4.C.

Summarized statement of cash flows:

Three months ended March 31, 2021
USD in thousands

Cash flow used in operating activities	(774)
Cash flow used in investing activities	(117)
Cash flow from financing activities	10,281
Gain (losses) from exchange differences on cash and cash equivalents	(12)
Net increase in cash and cash equivalents	9,378

4.	Fair value of investments in material affiliated companies for which there is a market price on the stock exchange:

	June 30, 2022		December 31, 2021
	Carrying amount	Quoted fair value	Carrying amount	Quoted fair value
	USD in thousands
ScoutCam	9,662	10,585	10,735	15,397
Elbit Imaging	723	809	975	975

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

C.	ScoutCam Inc.

On December 30, 2019, the Company and ScoutCam consummated a securities exchange agreement (the “Exchange Agreement”), pursuant to which the Company delivered 100% of its holdings in ScoutCam Ltd to ScoutCam in exchange for shares of ScoutCam’s common stock representing 60% of the issued and outstanding share capital of ScoutCam immediately upon the consummation of the Exchange Agreement. Additionally, if ScoutCam achieves an aggregate amount of USD 33 million in sales within the first three years immediately after the Exchange Agreement (“milestone”), ScoutCam will issue to the Company 298,722 shares of ScoutCam’s common stock, which represents 10% of the ScoutCam’s issued and outstanding share capital as of the Exchange Agreement. As of June 30, 2022, the milestone has not yet occurred.

As of January 1, 2021, after several financing rounds in ScoutCam ,in which the Company did not participate, the Company’s holding interest in ScoutCam reduced to 46.03%

On March 22, 2021, ScoutCam Inc. issued to investors (the “Investors”) 2,469,156 units (the “Units”) in exchange for an aggregate purchase price of USD 20 million. Each Unit consists of (i) one share of ScoutCam Inc.’s common stock, and (ii) one warrant to purchase one share of ScoutCam Inc. common stock with an exercise price of USD 10.35 per share (the “Warrant” and the “Exercise Price”). Each Warrant is exercisable until the close of business on March 31, 2026. Pursuant to the terms of the March 2021 Warrant, following April 1, 2024, if the closing price of ScoutCam’s common stock equals or exceeds 135% of the Exercise Price (subject to appropriate adjustments for stock splits, stock dividends, stock combinations and other similar transactions after the issue date of the Warrants) for any thirty (30) consecutive trading days, ScoutCam may force the exercise of the Warrants, in whole or in part, by delivering to the Investors a notice of forced exercise.

As the Company did not participate in the March 2021 funding, its interest in ScoutCam Inc. reduced to 28.06%, which resulted in loss of control in ScoutCam as of April 2021. Accordingly, ScoutCam was deconsolidated as of such date and accounted for using the equity method, with the purchase price being the fair value of ScoutCam’s shares held by ScoutCam as of such date. As a result of deconsolidation of ScoutCam and initial recognition of the investment in shares of ScoutCam at fair value, the Company recorded a gain of USD 11,465 in the consolidated statement of income/loss and other comprehensive income/loss. Additionally, the Company recognized its holdings in ScoutCam’s warrants as financial asset through profit and loss and recorded an additional gain of USD 97 thousand (see note 3).

On August 9, 2021, ScoutCam amended its Articles of Incorporation to affect a 9 to 1 reverse stock split of ScoutCam’s outstanding Common Stock. As a result of the reverse stock split, every 9 shares of ScoutCam’s outstanding Common Stock prior to the effect of that amendment was combined and reclassified into one share of the Company’s Common Stock. No fractional shares were issued in connection with or following the reverse split. The number of the Company’s authorized common stock and par value of the shares remained unchanged. All share and stock option information related to ScoutCam, have been adjusted to reflect the stock split on a retroactive basis.

During February and June 2021, the Company exercised 37,349 and 43,749 Warrants A, respectively, for a total exercise price of USD 234 thousand. In addition, 185,271 Warrants B were exercised by others.

During November 2021, 192,220 Warrants A were exercised.

During 2021, 878,462 Warrants B were expired.

As of December 31, 2021, all Warrants A were exercised, and 459,137 Warrants B remained and expired on May 18, 2022

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

C.	ScoutCam Inc. (cont.)

As of December 31, 2021 and As of June 30, 2022, the Company owns approximately 27.02% of the outstanding common stock of ScoutCam.

Purchase price allocation upon deconsolidation and initial measurement under the equity method:

March 31, 2021
USD in thousands

Fair value of investment	11,843
Total consideration	11,843
ScoutCam’s equity as of March 31, 2021	22,338
Adjustments to equity	(5,445)
Equity as adjusted	16,893
Groups share in %	28.06%
4,740

Excess cost to allocate:	7,103

Technology	1,672
Deferred tax liability	(385)
Total intangible assets identified	1,287

Excess purchase price to allocate to goodwill	5,816

Activity in investment account:

Six months ended June 30, 2022
USD in thousands
Investment as of December 31, 2021	10,735
Group share in losses	(1,502)
Excess cost amortization-technology	(62)
Share based compensation	394
Group share in expired options	98
Investment as of June 30, 2022	9,662

Activity in investment account:

April 1, 2021 - June 30, 2021
USD in thousands
Investment as of April 1, 2021	11,843
The Company’s share in ScountCam’s loss for the three month ended June 30, 2021	(226)
Exercise of warrants by the Group	234
Investment as of June 30, 2021	11,851

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

C.	ScoutCam Inc. (cont.)

Activity in investment account:

April 1, 2021 - December 31, 2021
USD in thousands
Investment as of April 1, 2021	11,843
Group share in losses	(2,044)
Excess cost amortization-technology	(96)
Share based compensation	540
Exercise of warrants by the Group	234
Group share in exercise warrants by others	218
Group share in expired options	32
Additional investment allocated to goodwill	8
Investment as of December 31, 2021	10,735

Reconciliation to carrying amounts:

June 30, 2022
USD in thousands

Equity attributable to ScoutCam shareholders’ as of June 30, 2022	15,512
Adjustments to equity	(4,521)
Equity as adjusted as of June 30, 2022	10,991
Groups share in %	27.02%
Group share	2,970
Balance of excess cost:
Technology, net of deferred tax	1,084
Goodwill	5,608
Balance as of June 30, 2022	9,662

Reconciliation to carrying amounts:

June 30, 2021
USD in thousands

Equity attributable to ScoutCam shareholders’ as of June 30, 2021	22,482
Groups share in %	27.76%
Group share	6,241
Fair value adjustments	5,610
Carrying amount	11,851

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

C.	ScoutCam Inc. (cont.)

Reconciliation to carrying amounts:

December 31, 2021
USD in thousands

Equity attributable to ScoutCam shareholders’ as of December 31, 2021	19,615
Adjustments to equity	(4,883)
Equity as adjusted as of December 31, 2021	14,732
Groups share in %	27.02%
Group share	3,981
Balance of excess cost:
Technology, net of deferred tax	1,146
Goodwill	5,608
Balance as of December 31, 2021	10,735

D.	Eventer Technologies Ltd.

On October 14, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer, a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Pursuant to the share purchase agreement, the Company invested USD 750 thousand and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 58.7% of the issued and outstanding share capital. The share purchase agreement provides that the Company will invest an additional USD 250 thousand in a second tranche, subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023, or the “Milestones”. The Milestone will be examined in each of the years 2021 through 2023. The fair value of the earn-out was calculated by using a Monte Carlo Simulation. According to this model, the fair value of the earn-out was NIS 233 thousand (USD 69 thousand) as of October 14, 2020. In addition, the Company granted a loan to Eventer in the amount of USD 250 thousand (“Initial Advance”), and the loan was valued at USD 204 thousand. According to the loan agreement, the Company committed to lend up to USD 1,250 thousand to Eventer through advances of funds upon Eventer’s request and subject to the Company approval. The Company extended the Initial Advance on account of its commitment to lend up to USD 1,250 thousand. Advances extended under the Loan Agreement may be repaid and borrowed, in part or in full, from time to time. The Initial Advance should be repaid in twenty-four equal monthly installments, commencing on the first anniversary of the Loan Agreement. Other advances extended under the Loan Agreement will be repaid immediately following, and in no event later than thirty days following the completion of the project or purpose for which they were made. Outstanding principal balances on the advances will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder. Interest payments will be made on a monthly basis.

On March 25, 2021, Eventer completed a finance round of an USD 2,250 thousand (NIS 7,300 thousand) from a group of 7 investors, in exchange for 146,637 shares, representing 20% of Eventer’s outstanding shares after consummation of the investment. As part of the investment agreement, Keshet Holdings LP (“Keshet”), one of the 7 investors, committed to provide Eventer with advertising services for USD 1,250 thousand (approximately NIS 4,000 thousand), over a period of 1 year, until June 30, 2022. The agreement further indicated that the investment proceeds which paid by Keshet to be netted by USD 1,250 thousands that will be paid for the above-mentioned advertising services. Eventer is not entitled to a refund in the event these advertising services are unutilized through the entire period until June 30, 2022. Following lack of usage of advertising services by Eventer till 30 June, 2022 Eventer and Keshet agreed to extend the entitlement period till December 31, 2022, such that the original volume would be utilized. As the extension in time period is not entitling Eventer to additional advertisement services, there is no additional benefit given to Eventer . Consequently, the Company held 47.69% of Eventer issued and outstanding share capital. The transaction was accounted for in the Group’s consolidated financial statements as a transaction with non-controlling interest.

Additionally, If in the following twelve months of the closing, Eventer shall not consummate an IPO, then the price per share (“PPS “) shall be adjusted downward to reflect 50% of the PPS at the time of the closing Date (the “Adjusted PPS”), and the Investors shall be issued with additional Ordinary Shares of Eventer reflecting the balance between (x) such number of Ordinary Shares that would have been otherwise issued to Investor assuming that Adjusted PPS had been in effect on the closing Date, and (y) the actual number of Ordinary Shares issued to Investor at the closing Date, at no additional consideration. The Adjusted PPS is relevant only for cash investment. Eventer didn’t consummate an IPO, therefore On May 25, 2022, Eventer issued to the investors 65,310 shares from which the Company received 19,518 shares. The company’s holding in Eventer decreased to 46.21% from that date. The transaction was accounted for in the Group’s consolidated financial statements as a transaction with non-controlling interest.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

D.	Eventer Technologies Ltd. (cont.)

During November 2021, the Company and Eventer agreed that the Initial Advance loan will be repaid the earlier of (i) Six months following the Maturity Date of the Initial Advance; or (ii) immediately following an initial public offering of Eventer. The Company concluded the change in terms does not constitute a material modification of the loan. Accordingly, the loan’s carrying value was retained and no profit or loss outcome was recorded as a result of the change in terms.

During November 2021, the Company loaned an amount of USD 250 thousands to Eventer which shall be repaid 6 months starting the loan received by Eventer. The loan will bear 4% interest per year. The Company is in process of updating the term of the loan.

Agreement with Screenz Cross Media Ltd.

On February 4, 2021, Eventer signed an addendum to the agreement with Screenz Cross Media Ltd. (a company indirectly controlled and managed by Eli Uzan who serves as Eventer’s President) (hereafter “Screenz”). The agreement was signed during November 2020 for the purpose of collaborating in the field of virtual conferences. According to the provisions of the addendum to the agreement, Eventer will receive an exclusive license for using the broadcasting system of Screenz with respect to the field of virtual conferences and development services, and in exchange will pay Screenz an amount of USD 1,500 thousand (approximately NIS 4,280 thousand) over a period of eight months, as well as 8% from the revenues earned from using the broadcasting system in the field of virtual conferences.

On December 30, 2021, the Board of Directors approved an amendment to the agreement between Eventer and Screenz effective September 30, 2021 (the “Effective Date”). As per the amendment, instead of USD 1,500, Eventer will pay in exchange for the license an aggregate amount of USD 1,800 thousand, and the repayment term is to be extended to a period of three years, in monthly installments of approximately USD 50 each. Eventer evaluated the change in the terms of the commitment in accordance with IFRS 9 and concluded that the change was material. As of the Effective Date Eventer’s debt to Screenz was USD 1,300 thousand. The fair value of the debt as of September 30, 2021, was valued at USD 1,415 thousands. The difference between the carrying value of the payable balance immediately prior to the Effective Date and the fair value of the debt amounted to USD 115 thousands and recorded as finance loss.

On March 20, 2022, Screenz agreed to Eventer’s request to reduce payments to USD 25 thousands per month. (The reduced amount will accrue as a debt to Screenz and will be paid prior to the earlier of consummation an IPO or by the end of 2022.

As of December 31, 2021, and June 30, 2022 the balance of the Eventer’s debt to Screenz for the license is a total of USD 1,217 thousand and USD 1,110 thousand, respectively. For additional information see note 10.

Deferred offering costs

During 2021 Eventer recorded USD 470 as deferred offering costs. During the six months ended June 30, 2022, Eventer recorded the deferred offering cost as expense.

Share based compensation grants

On March 30, 2021, Eventer’s, Board of Directors approved a contractual agreement with Eventer’s CEO. The date of the commencement of the agreement is January 1, 2021. The CEO will be entitled to a salary of NIS 33 thousand. In addition, Eventer granted the CEO 29,944 options to purchase one share at an exercise price of 0.001 NIS per share. The options shall vest over a period of three years commencing from the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

D.	Eventer Technologies Ltd. (cont.)

The fair value of the option granted is estimated on the grant date, using the Black-Scholes Model using the following inputs: (a) risk-free interest rate– 0.15%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 10 years.

The value of this grant was estimated at approximately NIS 1,668 thousand. For the year ended December 31, 2021, approximately NIS 1,123 thousand were recognized and recorded as expenses. For the six months ended June 30, 2022, approximately NIS 254 thousand were recognized and recorded as expenses.

On March 30, 2021, Eventer’s Board of Directors approved a contractual agreement with Round Robin Ltd. which one of the founding partners of Eventer. The date of the commencement of the agreement is January 1, 2021. Under the agreement, Round Robin Ltd. will provide Eventer with 12 monthly hours of technological consulting, and in exchange, Eventer will grant Round Robin Ltd. 29,944 options to purchase one share at exercise price of 0.001 NIS per share. The options shall vest over a period of three years commencing the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The fair value of the option granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.15%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 10 years.

The value of this grant was estimated at approximately NIS 1,668 thousand. For the year ended December 31, 2021, approximately NIS 1,123 thousand were recognized and recorded as expenses. For the six months ended June 30, 2022, approximately NIS 254 thousand were recognized and recorded as expenses.

On February 4, 2021, Eventer’s Board of Directors approved a contractual agreement with Mr. Roee Grinblat as Eventer’s Chief Business Manager. According to the agreement, the engagement between the Eventer and Mr. Greenblatt commenced on January 1, 2021. The monthly professional fee will be approximately NIS 20 thousand. In addition to the professional fee, Eventer will grant a quantity of shares that will constitute approximately 2% of Eventer’s issued and outstanding capital immediately after the public offering is completed as options grant. The options shale vest over a period of three years commencing the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The exercise price of 50% of the options will be equal to the public offering and 50% will equal the share price of the capital raising round that preceded the public offering price. The fair value of the options as at the grant date was estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate– 0.49%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 5 years.

The value of this grant was estimated at approximately NIS 277 thousand. For the year ended December 31, 2021, approximately NIS 186 thousand were recognized and recorded as expenses. For the six months ended June 30, 2022, approximately NIS 43 thousand were recognized and recorded as expenses.

On February 4, 2021, the Eventer’s Board of Directors approved a contractual agreement with Mr. Liron Carmel as the Chairman of the Board of Directors of Eventer. According to the agreement, the engagement between Eventer and Mr. Carmel commenced on January 1, 2021. The monthly professional fee will be approximately NIS 20 thousand. In addition to the professional fee, Eventer granted options to purchase a quantity of ordinary shares that will constitute approximately 2% of the Eventer’s issued and outstanding ordinary shares immediately after the public offering is completed as options grant. The options shall vest over a period of three years, commencing the engagement date. The exercise price of 50% of the options granted will be equal the public offering price, and 50% will equal the share price of the capital raising round that preceded the public offering price. The fair value of the options granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.49%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 5 years.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

D.	Eventer Technologies Ltd. (cont.)

The value of this grant was estimated at approximately NIS 277 thousand. For the year ended December 31, 2021, approximately NIS 186 thousand were recognized and recorded as expenses. For the six months ended June 30, 2022, approximately NIS 43 thousand were recognized and recorded as expenses.

On February 4, 2021, Eventer’s Board of Directors approved a contractual agreement with Mr. Eli Uzan as Eventer’s President and Director. According to the agreement, the engagement between Eventer and Mr. Uzan commenced on January 1, 2021. The monthly professional fee will be approximately NIS 20 thousand. In addition to the professional fee, Eventer granted options to purchase a quantity of ordinary shares that will constitute approximately 2% of Eventer issued and outstanding ordinary shares immediately after the public offering is completed as options grant. The options shall vest over a period of three years commencing the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The exercise price of 50% of the options granted will be equal to the public offering price, and 50% will equal the share price of the capital raising round that preceded the public offering. The fair value of the option granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.49%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 5 years.

The fair value of this grant was estimated at approximately NIS 219 thousand. For the year ended December 31, 2021, approximately NIS 147 thousand were recognized and recorded as expenses. For the six months ended June 30, 2022, approximately NIS 34 thousand were recognized and recorded as expenses.

On December 30, 2021 Eventer’s board of directors approved a grant of NIS 8 thousand to Eventer’s chief executive officer as bonus for the results and achievements of Eventer for the year 2021. Additionally, Eventer’s board of directors approved a bonus of USD 90 thousands to the chief executive officer which shall be paid in 9 equal instalments per month commencing January 2022.

During April 2022, Eventer’s board of directors approved a salary increase to Eventer’s chief executive officer to NIS 50 thousand per month, effective as of January 1, 2022.

E.	Jeff’s Brands Ltd.

On October 8, 2020, the Company entered into the Pro and Purex SPA. Pro and Purex (as defined in note 1) both are in the e-Commerce field and operate online stores for the sale of various consumer products on the Amazon Online Marketplace. Pursuant to the Pro and Purex SPA, the Company acquired 50.01% of Pro’s and 50.03% of Purex’ issued and outstanding share capital on a fully diluted basis through a combination of cash investments in the companies and acquisition of additional shares from the current shareholders of the two companies in consideration for the Company’s ADSs and a cash component. The Company agreed to invest an aggregate amount of USD 1,250 thousand in Pro and Purex, pay USD 150 thousand in cash consideration to the former stockholders, and issue up to USD 500 thousand worth of ADSs to the former stockholders of such companies subject to EBITDA milestones. On July 2021, and Following EBITDA results the Company issued USD 71 thousand worth of ADSs.

In addition, the companies’ former shareholders are entitled to additional milestone issuances of up to an aggregate USD 750 thousand in ADSs subject to the achievement by Pro and Purex of certain milestones throughout 2021. The transactions contemplated in the definitive agreements closed on January 4, 2021. Also, the Company agreed to financing arrangements including (i) providing financing by way of a stockholder loan of a principal amount equal to USD 250 thousand which may be extended up to an aggregate cap of USD 1 million of which the Company will finance 60% with the remaining 40% to be financed by the other Pro’s and Purex’ stockholders; and (ii) additional financing of up to a principal amount of USD 1 million, to finance the acquisition of additional online Amazon stores provided that such acquisition financing will constitute 80% of the applicable acquisition cost, with the remaining 20% to be financed by the other Pro’s and Purex’ stockholders. Subsequently, according to the terms of the Pro and Purex SPA, The Company entered into a loan and pledge agreement, effective January 5, 2021, with its majority owned subsidiaries Pro and Purex.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

E.	Jeff’s Brands Ltd. (cont.)

Pursuant to this loan and pledge agreement, the Company extended a USD 250 thousand loan, with an annual interest of 4%, to be repaid on the second anniversary of the effective date.

On May 10, 2021, the Company entered into a stock exchange and plan of restructuring agreement with Victor Hacmon, the other shareholder of Pro and Purex, and Jeff’s’ Brands, a newly incorporated entity, Pursuant to which, among other things, the Company and Victor Hacmon transferred all holdings in Pro and Purex to Jeff’s’ Brands, in return for a consideration of Jeffs’ Brands ordinary shares issued respectively. As a result, Pro and Purex became wholly owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted in a manner similar to Pooling-of-Interests (“As Pooling”), such that the carrying values of the assets and liabilities of Pro and Purex were retained through the transaction. To date, the Company invested approximately USD 5.4 million in Jeffs’ Brands and holds 50.03% of its shares.

On July 23, 2021, the Company granted Mr. Victor Hacmon, the CEO of Jeffs’ Brands, 32,967 ADSs at fair value of USD 60 thousands as a special bonus for his achievements in the six months period ended June 30, 2021. The grant was recorded as an expense in the consolidated statements of income/loss and other comprehensive income/loss.

Loans extended subsequent to the business combination consummation date:

On February 2, 2021, the Company entered into a loan and pledge agreement (the “Pro Loan and Pledge Agreement”) with Pro and Pro’s other shareholder, to finance Pro’s additional purchases of three new brands on the Amazon Online Marketplace. Pursuant to the Pro Loan and Pledge Agreement, the Company and Pro’s other shareholder extended a USD 3.76 million and a USD 940 thousand loans, respectively, with an annual compound interest of 4%, to be repaid on February 2, 2026.

The Company concluded the stated interest is materially lower than its market price. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as deemed contribution by the Company to Jeffs’ Brands. Similarly, the difference between the fair value and face value of the loan attributable to the non-controlling interest was recorded as deemed contribution by the non-controlling interest to Jeffs’ Brands.

Until May 3, 2022, the loans were measured at amortized cost.

As of May 3, 2022, Pro had outstanding loans to the Company, Mr. Hakmon and L.I.A. Pure Capital Ltd. of USD 4.1 million, USD 940 thousands, and USD 109 thousands, respectively. On May 3, 2022, Jeffs’ entered into Assignments to Loan Agreements with the Company, Pro, Mr. Hakmon and L.I.A. Pure Capital Ltd., pursuant to which Jeffs’ Brands assumed Pro’s obligations under the outstanding loans and agreed that unless earlier repaid, pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of IPO, all outstanding principal due to each such party shall be automatically converted into a number of Jeffs’ Brands ordinary shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per ordinary share price obtained by dividing USD 10 million by the fully diluted issued and outstanding ordinary shares as of immediately prior to the closing of the IPO. Any accrued and unpaid interest due to such party as of such date will be paid in cash.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

E.	Jeff’s Brands Ltd. (Cont.)

Based on Jeffs’ Brands management assessment, the modified loan terms (“Modified Loan”) including an equity conversion feature upon IPO, represent a substantial modification in accordance with IFRS 9 and is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the fair value and face value of the loan attributable to the non-controlling interest was recorded as deemed contribution by the non-controlling interest to Jeffs’ Brands.

In connection with the IPO that was consummated on August 30, 2022, the loans between the Company, Jeffs’ Brands, Mr. Hakmon and L.I.A. Pure Capital Ltd. were converted into 1,463,619 ordinary shares.

Short term loans:

	June 30, 2022	December 31, 2021
	USD in thousands

Amazon Loans	152	101
Bank Leumi Le-Israel	600	-
Related parties	56	111
Third parties’ loans	713	715
	1,521	927

Amazon Loans

On September 22, 2021, Pro entered into a Loan Agreement with Amazon.com. Pursuant to the loan agreement, Pro received from Amazon.com an aggregate amount of USD 153 thousands, of which USD 14 thousands of such amount offset from the received amount on the account of repayment of previous Amazon loan balance. The loan matures within 9 months and bears an annual interest at a rate of 9.99% per year. In order to secure the loan, Pro pledged its financial balances on its Amazon account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon. On May 09, 2022, the loan was fully repaid.

On May 09, 2022, Pro entered into a Loan Agreement with Amazon.com. Pursuant to the loan agreement, Pro received from Amazon.com an aggregate amount of USD 152 thousands. The loan matures within 12 months and bears an annual interest at a rate of 9.99% per year. In order to secure the loan, Pro pledged its financial balances on its Amazon account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon.

Third parties’ loans

July 1, 2021, loan:

On July 1, 2021, Pro entered into a loan agreement (hereafter - “loan”) with a third party (hereafter – “lender”). The loan bears annual interest rate of 10% and was payable on March 31, 2023 and may be paid in NIS or USD at Jeffs’ Brands’ discretion. Pro was entitled to extend the loan by an additional sixty days, with additional interest of 1% per month. In addition, pursuant to the loan agreement, in the event of an IPO of Jeffs’ Brands, the lender will be entitled to Ordinary Shares of Jeffs’ Brands at an aggregate value of USD 125 thousand, with a conversion price based on the IPO price per share. On July 6, 2021, the loan principal of USD 375 thousand was received.

Jeffs’ Brands determined that the right to issue a variable number of shares represents a liability recorded at FVTPL in accordance with IAS 32. The proceeds from the lender were first allocated to the liability to issue a variable number of shares based on its fair value at the date of issuance, with a corresponding discount recorded on the third-party loan.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

E.	Jeff’s Brands Ltd. (Cont.)

The fair value of the option liability as of the commencement date was USD 31 thousands. The Group recorded USD 37.5 thousands and USD 31.5 thousands during 2021 and during the six months ended June 30, 2022, accordingly, in connection to the revaluation of the liability. See note 3.

On November 23, 2021, the loan agreement was amended to extend the maturity date of the loan to the earlier of (i) March 31, 2023, or (ii) the closing of an IPO of the Company. Based on Jeffs’ Brands management’s assessment, the amendment resulted in a significant modification to the loan in accordance with IFRS 9. As a result of the debt extinguishment, Jeffs’ Brands recorded a financial gain in the amount of USD 7 thousand.

July 5, 2021, loan:

On July 5, 2021, Pro entered into a loan agreement (hereafter - “loan”) with a third party (hereafter – “lender”). The loan bears annual interest rate of 10% and was payable on March 31, 2023 and may be paid in NIS or USD at Jeffs’ Brands’ discretion. Pro was entitled to extend the loan by an additional sixty days, with additional interest of 1% per month. In addition, pursuant to the loan agreement, in the event of an IPO of Jeffs’ Brands, the lender will be entitled to Ordinary Shares of Jeffs’ Brands at an aggregate value of USD 125 thousand, with a conversion price based on the IPO price per share. On July 9, 2021, the loan principal of USD 375 thousand was received.

Jeffs’ Brands determined that the right to issue a variable number of shares represents a liability recorded at FVTPL in accordance with IAS 32. The proceeds from the lender were first allocated to the liability to issue a variable number of shares based on its fair value at the date of issuance, with a corresponding discount recorded on the third-party loan.

The fair value of the option liability as of the commencement date was USD 31 thousands. The Group recorded USD 37.5 thousands and USD 31.5 thousands during 2021 and during the six months ended June 30, 2022, accordingly, in connection to the revaluation of the liability. See note 3.

On November 23, 2021, the loan agreement was amended to extend the maturity date of the loan to the earlier of (i) March 31, 2023, or (ii) the closing of an IPO of the Company. Based on Jeffs’ Brands management’s assessment, the amendment resulted in a significant modification to the loan in accordance with IFRS 9. As a result of the debt extinguishment, Jeffs’ Brands recorded a financial gain in the amount of USD 7 thousand.

See also subsequent events note 12.11.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES: (Cont.)

E.	Jeff’s Brands Ltd. (Cont.)

Bank Leumi Le-Israel loan

On February 22, 2022, Jeffs’ Brands entered into a loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) to provide for a line of credit in an aggregate amount of up to USD 1 million, which Jeffs’ Brands may draw in two tranches at its request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bear interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 3.25% annually. Unless otherwise provided with respect to a particular draw, any unpaid principal together with accrued and unpaid interest under the line of credit is required to be repaid no later than August 21, 2022. In order to induce Bank Leumi to provide the loan, Jeffs’ Brands and the Company entered into a controlling shareholders’ comfort letter, subordination agreements and a negative pledge. On March 3, 2022, Jeffs’ Brands drew USD 400 thousands under the line of credit. On June 2, 2022, Jeffs’ Brands drew additional USD 200 thousands under the line of credit.

See also subsequent events note 12.8.

Deferred offering costs

During 2021 and during the six months ended June 30, 2022 Jeffs’ Brands recorded USD 366 thousands and USD 497 thousands, accordingly, as deferred offering costs.

Related parties’ loans

For more information on related parties’ transactions, see note 10.

Ordinary shares and incentive plan

As of December 31,2021, Jeffs’ Brands’issued and outstanding ordinary shares are comprised of 10 thousand shares.

On January 19, 2022, Jeffs’ Brands’ board of directors approved Jeffs’ Brands’ 2022 Incentive Option Plan (the “Plan”). A total of 1,765 ordinary shares were reserved and subject to the Plan. The Plan was amended on February 17, 2022 and the number of options was and increased to 3,000,000 ordinary shares. (The total number of ordinary shares reserved for the exercise of options granted under the Plan is 1,307,027 following the effectiveness of the two reverse share splits). The Plan is intended as an incentive to retain directors, officers, employees, consultants and advisers of Jeffs’ Brands.

On February 17, 2022, Jeffs’ Brands board of directors approved the issuance of bonus shares (equivalent to a stock dividend) on a basis of 664.0547 (prior to adjustments for subsequent reverse share split) Ordinary Shares for each Ordinary Share issued and outstanding as of the close of business on February 17, 2022 (provided that any fractional shares be rounded down to the nearest whole number), pursuant to which holders of Jeffs’ Brands ordinary shares received 664.0547 (prior to adjustments for subsequent reverse share split) ordinary shares for every one ordinary share held as of such date, resulting in an aggregate issuance by Jeffs’ Brands of 6,630,547 (prior to adjustments for subsequent reverse share split) Ordinary Shares on such date.

Additionally, Jeffs’ Brands’ board of directors approved an increase of the authorized share capital of the Jeffs’ Brands to 100 million (43,567,567 after giving effect to the two reverse share splits) ordinary shares subject to Jeffs’ Brands’ shareholder approval and effective upon the effective date of the registration statement.

On May 3, 2022, Jeffs’ Brands’ board of directors approved a 0.806-for-1 reverse split of the Jeffs’ Brands issued and outstanding ordinary shares, effective as of May 3, 2022, pursuant to which holders of the Jeffs’ Brands ordinary shares received 0.806 of an ordinary share for every one ordinary share held as of immediately prior to such date. The reverse stock split proportionally reduced the number of authorized share capital to 5,352,281 shares.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

E.	Jeff’s Brands Ltd. (Cont.)

On June 16, 2022, Jeffs’ Brands’ board of directors approved a 1-for-1.85 reverse split of Jeffs’ Brand issued and outstanding ordinary shares, effective as of June 16, 2022, pursuant to which holders of Jeffs’ Brand ordinary shares received one ordinary share for every 1.85 ordinary shares held as of such date. The reverse stock split proportionally reduced the number of authorized share capital to 2,893,125 shares.

On August 30, 2022, Jeffs’ Brands closed an initial public offering, see also subsequent events note 12.4.

As of June 30, 2022, and December 31, 2021, the Company holdings in Jeffs’ Brands are 50.03%.

The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed. In addition, the following table summarizes the allocation of the purchase price as of the acquisition date:

January 4, 2021
USD in thousands

Cash consideration invested in Jeffs’ Brands	1,650
Non- cash consideration invested in Jeffs’ Brands	71
Total consideration	1,721
Less:
Fair value of net assets acquired	2,314
Non-controlling interests	(1,156)
Total acquired	1,158

Goodwill	563

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

F.	Gix Internet Ltd.

On June 19, 2019, the Company signed an agreement with Gix Internet and its then wholly owned subsidiary Gix Media, for an investment of approximately USD 5 million in Gix Group (the “Investment Agreement”). The investment was subject to certain pre-conditions, which were met on September 3, 2019.

In the event, during the three year period following the closing of the Investment Agreement , that Gix Internet shall issue, or under take to issue ordinary shares with a price per share or exercise per share lower than NIS 4.15 (the “Reduced Per Share Purchase Price”), Gix Internet shall allocate to the Company immediately with such amounts of additional ordinary shares (and the Gix Internet Warrant shall be adjusted accordingly) equal to the difference of (x) the amount of ordinary shares actually received by the Company under the Investment Agreement, and (y) the amount which the Company would have otherwise received should the Reduced Per Share Purchase Price was applied (“Anti-dilution”). The anti-dilution is measured at fair value profit and loss using Black-Scholes model. See also note 3. As of February 28 ,2022 the Fair value of Gix Internet warrants and Anti-dilution was zero. Since September 3, 2019.and until June 30, 2022, such event has not occurred.

The Company holds 2,898,183 warrants to purchase 2,898,183 Gix Internet shares at an exercise price of NIS 5.25 per share (“Gix Warrants”), expected term of 3 years following the closing. The warrants are measured at fair value profit and loss using Black-Scholes model. See also note 3. Since the closing and until June 30, 2022 the Company has not exercised the warrants.

On March 31, 2021, the Company exercised part of its right to convert Gix Media’s shares to Gix Internet shares and was issued 5,903,718 ordinary shares of Gix Internet such that following the conversion, the Company owned 24.99% of Gix Internet.

The increase in 16.77% was accounted for as additional purchase, using the “step by step” method, with the purchase price being the fair value of Gix Media shares and the fair value to the conversion option as of the conversion option exercise date.

On June 28, 2021, the Company exercised all of its rights to convert Gix Media’s shares to Gix Internet shares and was issued 3,954,980 additional ordinary shares of Gix Internet such that following the conversion, the Company owned 33.17% of Gix Internet.

The increase in additional 8.18% was accounted for as additional purchase, using the “step by step” method, with the purchase price being the fair value of Gix Media shares and the fair value to the conversion option as of the conversion option exercise date.

During October 2021 the Company purchased an additional share of Gix Internet for USD 222 thousands, and the interests increased by 1.41%. The increase was accounted for as additional purchase, using the “step by step” method.

On October 14, 2021, Gix Media completed acquisition of 70% of the outstanding and issued shares of Cortex Group, a media-tech company that has developed expertise in turning original content into a profit center through user traffic acquisition.

As of February 28, 2022 and June 30, 2022 the structure of Gix Internet comprised of: 78% of the outstanding and issued shares of Gix Media , 58% of the outstanding and issued shares of ViewBix Inc. , Gix Media holds 70% of the outstanding and issued shares of Cortex Media Group Ltd. (“Cortex”). See also subsequent events note 12.10.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

F.	Gix Internet Ltd (Cont.)

Loans:

Short term loans:

June 30, 2022
USD in thousands

Short term bank loans	6,069
Current maturities of long-term loans	1,714
Total consideration	7,783

Long term loans:

June 30, 2022
USD in thousands

Long term bank loans	4,083

On October 13, 2022, Gix media entered into a loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) to provide for a line of credit in an aggregate amount of up to USD 3.5 million and a long-term loan in an aggregate amount of up to USD 6 million. Additionally, Gix Internet also signed on loan agreement with Bank Leumi in an aggregate amount of up to NIS 3 million. The main points of the agreement with Bank Leumi include:

●	NIS 3 million loan to Gix Internet for 48 months period. The loan shall bear interest at rate of prime plus 2.92% annually. The loan was classified as long-term loan.

●	USD 6 million loan to Gix Media for 48 months period. The loan shall bear interest at rate of prime plus 4.12% annually. The loan was classified as long-term loan.

●	Credit line to Gix Media in an aggregate amount of up to USD 3.5 million to be utilized for a period of up to 48 months. The amounts that will be drawn from the credit line will bear interest of LIBOR plus 3.2% annually. The credit line was classified as short-term loan.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

F.	Gix Internet Ltd (Cont.)

On April 7 ,2022 Cortex, a subsidiary of Gix Media, entered into an amendment to loan agreement dated August 15, 2021, with Bank Leumi Le-Israel (“Bank Leumi”) to provide for additional credit line in an aggregate amount of up to USD 1 million, such that the total allocated credit line sum up to USD 2.5 million to be utilized till September 24 ,2022 . The initial credit line shall bear an interest rate of LIBOR plus 3.45% annually while the additional credit shall bear an interest rate of SOFR plus 3.52% annually. The credit line was classified as short-term loan.

On December 18, 2020, ViewBix Inc entered into an agreement with certain investors (“Investors”) in connection with the sale and issuance of shares of common stock. In addition, and on the same date, ViewBix Inc entered into a loan agreement with the Investors, pursuant to which the Investors lent an aggregate of USD 69 thousands (the “Principal Amount”). In accordance with the terms of the loan agreement, ViewBix Inc repaid the interest on the Principal Amount (8% compounded annually) to the Investors in the form of an issuance of shares of common stock. In January 2022, the Investors under the loan agreement expressed their intention to convert the Principal Amount to ViewBix Inc’s shares of common stock, and accordingly, ViewBix Inc agreed to extend the repayment date. Therefore, as of June 30, 2022, ViewBix Inc has not repaid the loan Principal Amount.

On October 13, 2021, the Company entered into a loan agreement with Gix Internet. Pursuant to the loan agreement, Gix Internet received an aggregate amount of USD 1,240 thousand (NIS 4,000 thousand) from the Company. The loan bears interest at a rate equivalent to the minimal interest rate recognized and attributed by the Israel Tax Authority (3.26% in 2021). As such, the interest rate may be adjusted from time to time. The interest accrues from the date of the actual disbursement of the loan through the date of the repayment in full of the loan. The interest is calculated on the basis of the actual number of days elapsed in a year consisting of 365 days. The loan will be repaid in full, together with the accrued interest, in one (1) installment upon the earliest of: (i) the closing of a rights offering by the Gix Internet for an aggregate amount of at least NIS 12,000 thousand (approximately USD 3,858 thousand); or (ii) June 30, 2022. Gix internet has not repaid the loan yet. Upon consolidation of Gix Internet as of February 28, 2022 as further described below, the loan is eliminated in consolidation

The Company concluded the stated interested is materially lower than its market price. The loan was initially measured at fair value in accordance with IFRS 9, Financial Instruments. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as a capital reserve. The difference between the fair value and face value of the loan attributable to Gix Internet was recorded as deemed contribution by the Company to Gix Internet.

During February 2022, the Company purchased 1,318,426 shares of Gix Internet for a total consideration of USD 731 thousands (NIS 2.4 million) (“Cash Consideration”).

Through the period up to February 28, the Compan’y interest in Gix increased to 38.03%, which resulted in gain of control in Gix Internet As of such date. Accordingly, Gix Internet was consolidated as of such date and the investment accounted for using the equity method was offset and recognized according to the fair value of Gix Internet shares held by the Company in addition to the Cash Consideration. As a result of the consolidation of Gix Internet, the Company recorded a gain of USD 2.6 million in the consolidated statement of income/loss and other comprehensive income/loss.

As of February 28, 2022, Gix Internet holds 116,922 ordinary shares of the Company and 333,334 warrants to purchase 333,334 ordinary shares of the Company at an exercise price of USD 4 per warrant. From the point of view of the consolidation of Gix Internet, the Company’s shares, which held by Gix Internet, will be offset against share premium, as the Company purchased its own shares back.

During May 2022, Gix Internet announced rights issuance of units, each unit comprised of shares and tradable warrants. According to the prospectus of the rights offering, the consideration for one unit is NIS 1.65. Gix Internet offered 7,420,151 units for total expected consideration of NIS 12.2 million. Each tradable warrants exercisable to one share of Gix Internet at an exercise price of NIS 2.5 per tradable warrant until December 16, 2024.

On June 21, 2022, 3,450,800 units were purchased for total consideration of NIS 5.7 million. The Company participated in these rights offering and purchased 3,171,160 units in consideration for USD 1.5 million (NIS 5.2 million). The transaction was accounted for in the Group’s consolidated financial statements as a transaction with non-controlling interest.

Between February 28, 2022 till June 30, 2022 Cortex paid dividend in a total amount of USD 1,303 thousand , which USD 391 thousand paid to the non-controlling interests.

As a result of the rights offering the Company’s interest in Gix Internet increased to 42.69%.

See also subsequent events note 12.9.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

F.	Gix Internet Ltd (Cont.)

The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed. In addition, the following table summarizes the allocation of the purchase price as of the acquisition date:

February 28, 2022
USD in thousands

Cash consideration invested in Gix Internet	731
Fair value former shares holdings	6,939
Total consideration	7,669
Less:
Fair value of net assets acquired	7,099
Non-controlling interests	(6,129)
Total acquired	970

Goodwill	6,699

Reconciliation to carrying amounts:

February 28, 2022
USD in thousands

Equity attributable to Gix Internet shareholders’ as of February 28, 2022	4,098
Adjustments to Equity	(543)
Equity As adjusted as of December 31, 2021	3,555
Groups share in %	34.58%
Group share	1,229
Balance of excess cost:
Technology and customers relationship, net of deferred tax	2,336
Goodwill	1,041
Balance as of February 28, 2022	4,606

The activity in the investment account:

Two months ended February 28, 2022
USD in thousands
Balance as of January 01, 2022	4,867
Group share in losses	(100)
Group share in other comprehensive loss	146
Excess cost amortization	(116)
USD/NIS translation adjustments	(191)
Balance as of February 28, 2022	4,606

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

G.	Automax Ltd. (formerly known as Matomy Ltd.):

On January 19, 2021, and March 9, 2021, the Company sold 2,300,000 and 11,000,000 shares of Matomy, respectively. Subsequently, following such sales and the merger of Matomy with Automax, which is now traded on TASE (AMX.TA), the Company’s aggregate holdings in Automax decreased to 4.73% of its issued and outstanding share capital. Therefore, the investment since March 9, 2021, was treated as fair value through profit and loss, see also note 3. The total gain recognized through profit and loss related to these sales sums up to USD 2,025 thousand in the consolidated statements of income/loss and other comprehensive income / loss for the year ended December 31, 2021.

During August and October 2021, the Company purchased additional shares in the amount of USD 280 thousand, which increased the Company’s interest in Automax to 5.63%.

On March 6, 2022, the Company purchased 220 tradeable Automax bonds at a price of NIS 1 thousand per bond at a total amount of USD 70 thousands (NIS 200 thousands ). The Automax bonds were accounted for asset through profit and loss measured at fair value.

For additional information see note 3.

The activity in the investment account of Automax for the period ended on March 9 ,2021 was as follows:

March 9, 2021
USD in thousands
Investment as of January 1, 2021 Equity method	546
Held for sale asset	547
Total as of January 1, 2021	1,093
Sale of held for sale asset	(102)
Share of net profit of associate accounted for using the equity method	275
Total amount as of March 9, 2021	1,266
Eliminate investment held for sale and equity as a result of transition to fair value	(1,266)
Fair value of the investment at the day of the transition	1,553

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

H.	Polyrizon Ltd – Protective Biological Gels:

Polyrizon is a private company engaged in developing biological gels designed to protect patients against biological threats and reduce the intrusion of allergens and viruses through the upper airways and eye cavities.

In July 2020, the Company entered into an ordinary share purchase agreement with Polyrizon, pursuant to which the Company purchased 19.9% of Polyrizon’s issued and outstanding share capital on a fully diluted basis for aggregate gross proceeds of USD 104 thousand. Polyrizon did not have significant operations in the period before the purchase. The Company concluded the concentration test per IFRS 3 was met, and accordingly the transaction was accounted for as an asset acquisition. As part of the agreement, the Company was granted with an option (the “Original Option”) to invest an additional amount of up to USD 1 million in consideration for 3,107,223 shares of Polyrizon. The Original Option is exercisable until the earlier of (i) April 23, 2023, or (ii) the consummation by Polyrizon of equity financing of at least USD 500 thousand based on a pre-money valuation of at least USD 10 million. The acquisition was accounted for by the equity method.

The Original Option is measured at fair value through profit and loss and was calculated using the Black & Scholes option price model. As of December 31, 2020, the total value of the options was USD 36 thousand. On December 15, 2021, the Company and Polyrizon entered into an addendum to the purchase agreement pursuant to which, the investor was granted a new option (the “Alternative Option”) to invest an amount of USD 2 million at a price per share equal to 125% the price per share at the IPO. The new option is only exercisable subject to the successful completion of an IPO and for a period of 3 years thereafter, subsequently, the original option will be terminated and become null and void. If an IPO will not occur till June 30, 2022, the Company will be entitled to exercise the original option. The Original Option and the Alternative Option was calculated based on management’s expectations for the IPO scenario. As of June 30, 2022, the total value of the options was USD 516 thousand. See also note 3.

In addition, the Company entered into an exclusive reseller agreement with Polyrizon. As part of the reseller agreement, the Company received an exclusive global license to promote, market, and resell the Polyrizon products, focusing on a unique biogel to protect from the COVID-19 virus. The term of the license is for four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. The Company also has the right to purchase the Polyrizon products on a cost-plus 15% basis for the purpose of reselling the products worldwide. In consideration of the license, Polyrizon will be entitled to receive annual royalty payments equal to 10% of the Company annualized operating profit arising from selling the products. As of June 30, 2022, Polyrizon’s products have not received the requisite FDA approvals, and therefore manufacturing and commercialization efforts have not yet commenced.

On March 9, 2021, Polyrizon entered into a securities purchase agreement with certain investors and shareholders (the “March 2021 SPA”) pursuant to which Polyrizon issued 7,688,712 ordinary shares in exchange for gross proceeds of USD 250 thousand. The Company invested USD 120.5 thousand. After this investment the Company held approximately 35.68% of Polyrizon shares.

Additionally, as part of the March 2021 SPA, Polyrizon issued 589,466 ordinary shares to the Polyrizon’s chief executive officer. Polyrizon recorded a share-based compensation expense of USD 19 in the Statements of Comprehensive Loss for the year ended December 31, 2021 in respect of the grant.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

H.	Polyrizon Ltd – Protective Biological Gels: (Cont.)

On August 25, 2021, Polyrizon entered into a securities purchase agreement with certain investors and shareholders pursuant to which Polyrizon will issue up to 14,696,340 Ordinary shares for gross proceeds of up to USD 800 thousands. Polyrizon received approximately USD 780 thousands and issued 14,328,396 Ordinary shares. The Company invested an amount of USD 297 thousands on August 25, 2021. As of June 30, 2022 and December 31, 2021 the Company holds 37.03% on Polyrizon shares.

On January 27, 2022, Polyrizon entered into a Simple Agreement for Future Equity (“SAFE”) with several investors for aggregate proceeds of up to USD 250 thousands. The Company invested USD 110 thousands.

On May 8, 2022, Polyrizon entered into an additional SAFE with several investors for aggregate proceeds of up to USD 550 thousands. The Company invested USD 203 thousand.

Upon completion of IPO, the SAFE will be automatically converted into a number of Ordinary Shares equal to the purchase amount divided by the per unit price in this offering discounted by 25%. If an IPO will not Occur till July 31, 2023, the SAFE will be automatically converted into such number of the most senior class of Equity Shares of Polyrizon then outstanding, equal to, the purchase amount, divided by the lowest price per share actually paid to Polyrizon for such most senior class of Equity Shares of the Company then outstanding, discounted by 20%.

The SAFE investments were accounted for as assets through profit and loss measured at fair value, using the Black-Scholes pricing model. As of June 30, 2022, there were no material differences between the cost and the fair value. See also note 3.

On May 30, 2022, Polyrizon entered into a collaboration agreement with SciSparc . As part of the collaboration, Polyrizon will work with SciSparc to develop a unique technology for the treatment of pain, based on SciSparc’s SCI-160 platform and Polyrizon’s T&T platform technology.

Under the collaboration agreement, SciSparc will pay development fees to Polyrizon of up to a total of USD 2.5 million upon the completion of certain milestones, as well as royalties in the low single digits upon sales of products under the agreement and additional royalties for sales under any sublicense by SciSparc.

The activity in the investment account of Polyrizon during the year ended June 30, 2022, was as follows:

For the six months ended June 30, 2022
USD in thousands
Balance as of January 01, 2022	447
Group share in losses	(192)
Share based compensation	33
Balance as of June 30, 2022	288

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

I.	Charging Robotics Ltd.:

On January 7, 2021, the Company entered an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for USD 75 thousand. Furthermore, the Company entered a collaboration agreement with the seller, whereby the Company committed to invest USD 150 thousand in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics Ltd., incorporated on February 1, 2021, which will focus on the Company new electric vehicle and wireless charging activities. Pursuant to the collaboration agreement, the seller is entitled to a monthly consultant fee as well as options to purchase 15 shares, which represents 15% of Charging Robotics’ fully diluted share capital as of its incorporation date, at an exercise price of USD 150 thousand. The option was fully vested on July 30, 2021. The fair value of the options granted is estimated on the grant date, using the Black-Scholes Model. For the year ended December 31, 2021, approximately USD 91 thousand were recognized and recorded as expenses.

On February 19, 2021, the Company entered into the Venture Agreement, with Mr. Amir Zaid and Mr. Weijian Zhou (the founders of Emuze Ltd., a privately held company that designs and develops electric mobility micro vehicles) and Charging Robotics (the “Venture Agreement”), under which the Company formed a venture, under the name Revoltz, to develop and commercialize three modular electric vehicle (“EV”) micro mobility vehicles for urban individual use and “last mile” cargo delivery.

During 2021 the Company invested a total amount of USD 751 thousand in Charging Robotics.

Under the terms of the Venture Agreement, the Company invested an initial amount of USD 250 thousand in consideration of 19,990 ordinary shares of Revoltz Ltd. (“Revoltz”), representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Venture Agreement requires the Company to invest an additional USD 400 thousand in a second tranche, subject to Revoltz achieving certain post-closing milestones, for 37.5% of Revoltz’s issued and outstanding share capital. As of June 30, 2022, the milestones were not achieved, therefore no additional investments occurred. See also subsequent events note 12.12. The investment in Revoltz was accounted for using the equity method.

On March 11, 2022, The Company and Charging Robotics signed a non-binding letter of intent for a planned securities exchange agreement with Fuel Doctor (see note 4.K). The securities exchange agreement, if signed, will be subject to customary closing conditions. The transaction will result in Charging Robotics becoming a wholly owned subsidiary of Fuel Doctor, and in exchange, the Company will receive 80% of the issued and outstanding share capital of Fuel Doctor. Upon closing, the Company will appoint nominees as officers and directors of Fuel Doctor. As of the closing, Fuel Doctor shall have net cash in an amount of no less than USD 1.0 million, excluding Fuel Doctor’s expenses in connection with the contemplated transaction.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

J.	Elbit Imaging Ltd.:

During June 2021 the Company purchased 5.12% of the outstanding shares of Elbit Imaging in total amount of USD 1.06 million.

Elbit Imaging was incorporated in Israel. Elbit Imaging shares are listed for trading on the Stock Exchange Securities in Tel Aviv and until March 2019 were also listed in the United States (Nasdaq). Following a re-arrange plan approved in 2014 Elbit Imaging mainly repaid debt by sale of assets and continued streamlining and cost reduction measures as much as possible and currently even exploring options for reinvestment and / or mergers.

Elbit Imaging operates in the following principal fields of business: (i) medical industries through indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land plots in India which are designated for sale (and which were initially designated for residential projects).

On June 30, 2021 the Company submitted a request to convene a special meeting to replace some of the directors in Elbit Imaging. The meeting took place on August 4, 2021 and the Company appointed 3 directors out of the 8 directors in Elbit Imaging. Therefore, since that date, the Company concluded to have a significant influence in Elbit Imaging and the investment was accounted for as an equity investment.

During July 2021, the Company invested additional amount of USD 134 Thousands and the holdings increased to 5.72%.

On April 26, 2022 Elbit Imaging paid dividend to shareholders, the Company received USD 81 thousand.

On June 30, 2022, Elbit Imaging paid dividend to shareholders, the Company received USD 91 thousands.

The activity in the investment account:

Six months ended June 30, 2022
USD in thousands
Balance as of December 31, 2021	975
Dividend	(172)
Group share in losses	(78)
Cancellation of Impairment	93
USD/NIS translation adjustments	(98)
Balance as of June 30, 2022	720

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

K.	Fuel Doctor Holdings Inc.

On December 21, 2021, the Company purchased 90,000,000 shares of Fuel Doctor Holdings Inc. (“Fuel Doctor”), which represent 35.06% of the issued and outstanding shares of Fuel Doctor for a total consideration of USD 262.5 thousands (the “Fuel Doctor Investment”). The Company gained a significant influence over Fuel Doctor and aforementioned investment was accounted for using the equity method.

As of the purchase date Fuel Doctor has minimal liabilities (USD 5 thousand) and has no assets and a negative equity. Since the Fuel Doctor Investment is not considered a business acquisition under the IFRS-3R, from an accounting point of view the transaction should be presented as a consideration paid less Fuel Doctor equity. Because the equity is negative as of the purchase date it will be only the consideration paid. The transaction was recognized during 2021 as an expense in the consolidated statements of income/loss and other comprehensive income/loss under the item of amortization of the excess cost of an associate.

L.	Parazero Technologies Ltd.

On January 28, 2022 the Company and additional investors (the “Acquirers”), entered into a share purchase agreement with Delta drone International Ltd. (“Delta”), an Australian corporation (the “Seller”) to purchase 100% of Parazero’s share capital for a total consideration of AUD 6 million in cash (the “Consideration Amount”).

Parazero was incorporated in Israel on June 30, 2013. Parazero specializes in the design, development, manufacturing, distribution, and sales of safety systems for commercial drones. Parazero’s technology enables real-time identification of critical failures of drones, and upon detection of an emergency, a parachute is autonomously deployed in fractions of a second, thus ensuring safe landings at all times. Parazero sells its products internationally with a focus on the U.S. market.

As of January 28, 2022, the consideration amounted to AUD 5,538 thousand (USD 3,998 thousand). The Company purchased 674,362 of Parazero shares for total consideration of AUD 2,235 thousand (USD 1,613 thousand), which represent 40.35% holdings of the issued and outstanding shares. The investment was accounted for as an equity investment. During April 2022, the Consideration Amount was adjusted. As a result of this adjustment, the company received USD 18 thousands. The Company invested the USD 18 thousands as additional SAFE investments. See below.

On January 28, 2022, all outstanding liabilities between Parazero and Delta were converted into equity immediately prior to the closing of the Acquisition.

On February 2, 2022 (the “Issue Date”), Parazero issued to Delta a warrant to purchase shares. The exercise price of such warrant is (A) if a Trigger Event (defined below) occurs, the price per share in the IPO, or, (B) if a Trigger Event has not occurred, US $5.9834 per each share, reflecting a pre-money valuation of US $10,000,000 on a fully diluted as-converted basis as of the Issue Date. Further, (A) if an initial public offering of Parazero occurs before the fifth anniversary of the Issue Date, then the warrant shall expire after the lapse of 90 days from the earlier of (“Trigger Event”): (i) the fifth anniversary of the Issue Date; or (ii) the price per each share has increased by at least 50% compared to the listing price per share as part of the IPO (to be determined based upon one-calendar-month Volume Weighted Average Price. (B) if an initial public offering of the Company occurs before the lapse of the fifth anniversary of the Issue Date, then the warrant shall expire after the lapse of 12 months from the fifth anniversary of the Issue Date. This Warrant shall be exercisable for 51,689 Shares of Parazero, in the event of a Trigger Event, or for 50,139 Shares of Parazero in the event there is no Trigger Event. The fair value of the warrants as of February 2, 2022, was USD 25 thousands. The fair value was calculated using the Black & Scholes option price model. This amount was deducted from the equity as of February 2 ,2022.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

L.	Parazero Technologies Ltd. (cont.)

The Closing date of the transaction occurred on February 2, 2022. (“Closing”)

In February, March and May 2022, Parazero entered into certain a Simple Agreements for Future Equity, or SAFE. Parazero had received USD 1.5 thousand under the SAFE. The Company invested USD 521 thousand through this SAFE investment. Parazero is in process of Initial Public Offering (“IPO”). Upon completion of IPO, the SAFE will be automatically converted into a number of Ordinary Shares equal to the purchase amount divided by the per unit price in this offering discounted by 25%. The right to receive shares upon conversion of the SAFE shall also include the right to receive warrants similar to those granted to the investors in this offering. However, in no event shall warrants issued upon the conversion of the SAFE be tradable warrants nor carry any registration rights.

The SAFE investments were accounted for asset through profit and loss measured at fair value, using the Black-Scholes pricing model. As of June 30, 2022, there were no material differences between the cost and the fair value. See also note 3.

Purchase price allocation summary following a purchase of shares on February 2, 2022:

February 2, 2022
USD in thousands

Purchase price	1,595
Adjusted equity	252
Excess to allocate	1,847
Excess purchase price to allocate to technology, net of deferred tax	745
Goodwill	1,102
Total	1,847

The activity in the investment account:

February 2, 2022- June 30, 2022
USD in thousands
Balance as of February 02, 2022	1,595
Group share in losses	(381)
Share based compensation	117
Excess cost amortization	(31)
Balance as of June 30, 2022	1,300

Reconciliation to carrying amounts:

June 30, 2022
USD in thousands

Equity attributable to shareholders’ as of June 30, 2022	(1,254)
Adjustments to equity	(25)
Equity as adjusted as of June 30, 2022	(1,279)
Groups share in %	40.35%
Group share	(516)
Balance of excess cost:
Technology, net of deferred tax	714
Goodwill	1,102
Balance as of June 30, 2022	1,300

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

M.	Laminera Flow Optimization Ltd.

Laminera (formerly “ABI Energy Ltd.”), an Israeli company, is a development stage company that aims to disrupt fluid transportation. Laminera is committed to improving and optimizing the global infrastructure of water, oil and gas pipeline transportation by reducing energy costs, maintenance costs, and enhancing capacity without having to replace infrastructure. Laminera’s energy efficiency technology aim to suppress turbulence by continuously generating low-frequency pressure waves, which achieves minimal hydrodynamic resistance for the transport process. As a result, friction losses within the pipeline are reduced. Laminera was incorporated on June 27, 2017, and started its operation on January 1, 2018. On November 1, 2018, Laminera entered into an agreement with Mekorot Water Company Ltd. (“Mekorot”), the national water company of Israel, to conduct a beta testing and to evaluate Laminera’s beta product to examine the qualification, performance, and other features of the beta product for commercial production. In conjunction with the Mekorot agreement, the Company granted Mekorot warrants to purchase 3,401 Ordinary Shares of Laminera, all of which are fully vested upon grant.

On December 22, 2021, the Company purchased 6,355 shares of Laminera, which represent 11.18% of the issued and outstanding shares, for consideration of USD 126 thousand. The investment was treated in the Group’s consolidated financial statements at fair value profit and loss.

On March 31, 2022, the Company and a group of investors (each an “Investor”) entered into share purchase agreement with Laminera (“Laminera Agreement”). Laminera raised USD 1,105 thousand in cash and USD 400 thousand in share consideration. The Company participated in this finance round and invested USD 300 thousand in cash and issued 324,675 shares of the Company, which represent worth of USD 400 thousand. The closing occurred on March 31, 2022 (“Closing”).

According to the Laminera Agreement, the Company purchased 7,028 shares of Laminera ordinary shares, and the interest increased to 19.7% of Laminera issued and outstanding shares. As of the closing, the Company’s holdings were accounted in the Group’s consolidated financial statements under the equity method. As a result of the transition from fair value profit and loss to equity method, the purchase price of the former holdings was measured at fair value, and the Company recorded a gain of USD 507 thousand in the consolidated statement of income / loss and other comprehensive income / loss.

In addition, pursuant to the terms of the Laminera Agreement, in the event that Laminera, issues new securities on one or more occasions, during the period of 24 months from the closing ,on one or more occasions, without consideration or for a consideration per share of less than the price per share in this agreement (subject to any share split, combination or similar changes), or the“Reduced price per share”, then on each such issuance of new securities Laminera shall issue to each Investor additional ordinary shares, at no cost to the Investor, in such number equal to the difference between (i) the number of Investor shares which would be held by the Investor if it had made the investment under the Reduced price per share; and (ii) the number of Investor’s shares issued to such Investor for its investment under this Agreement (based on the price per share in this Laminera Agreement), or the March 2022 Anti-Dilution Protection. The March 2022 Anti-Dilution Protection expires immediately prior to the earlier of (a) the closing of an initial public offering, and (b) the lapse of 24 months following the date of the Closing. The March 2022 Anti-Dilution Protection is measured at fair value profit and loss using Black-Scholes model. The fair value as of the Closing is zero.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

M.	Laminera Flow Optimization Ltd. (cont.)

Purchase price allocation summary following a purchase of shares on March 31, 2022:

March 31, 2022
USD in thousands

Cash consideration	300
Share consideration	400
Fair value of former holdings	633
Total purchase price	1,333
Adjusted Company’s equity	(164)
Excess to allocate	1,169
Excess purchase price to allocate to IPR&D, net of deferred tax	273
Goodwill	896
Total	1,169

The activity in the investment account:

March 31, 2022- June 30, 2022
USD in thousands
Balance as of March 31, 2022	1,333
Group share in losses	(74)
Excess cost amortization	(7)
Balance as of June 30, 2022	1,252

Reconciliation to carrying amounts:

June 30, 2022
USD in thousands

Equity attributable to shareholders’ as of June 30, 2022	794
Adjustments to equity	(339)
Equity as adjusted as of June 30, 2022	455
Groups share in %	19.7%
Group share	90
Balance of excess cost:
IPR&D, net of deferred tax	266
Goodwill	896
Balance as of June 30, 2022	1,252

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

N.	ClearMind Medicine Inc.

ClearMind Medicine Inc. (“ClearMind”) was incorporated in the province of British Columbia on July 18, 2017. ClearMind ’s previous business was carrying out mining exploration operations and was involved in the exploration of the Lorn mineral property located in the Clinton and Lillooet Mining Divisions of British Columbia. Effective May 18, 2021, ClearMind is in the business of researching and developing and marketing of proprietary formulations of psychedelic designer therapeutics with an initial focus of developing products.

On February 3, 2022, the Company entered into a subscription agreement with ClearMind , for a private placement pursuant to which ClearMind raised approximately CAD 1.6 million (USD1.25 million) (“Subscription Agreement”). Pursuant to the Subscription Agreement ClearMind issued to the Company 1,987,344 units, at a subscription price of CAD $0.80 (USD $0.63) per unit. Each unit is comprised of one Common Share and one warrant to purchase one Common Share of ClearMind . Each warrant will be exercisable for a period of 18 months into one additional Common Share at an exercise price of CAD 2.00 per share. CAD 960 thousand (USD 750 thousand) of the investment amount was paid by the Company in cash and CAD 640 thousand (USD 500 thousands) of the investment amount was paid through the issuance of the Company’s ordinary shares, at a price per share of USD 1.20. The Company issued to ClearMind 416,666 shares. The Company holdings in ClearMind issued and outstanding shares is 5.02%.

The transaction closed on April 25, 2022. (“Closing”).

In addition, and pursuant to the Subscription Agreement, if ClearMind pursue joint venture with the Company, it is contemplated that the Company will assist ClearMind in obtaining regulatory approvals to enable ClearMind to sell products in certain targeted countries in Eastern Europe and the Pacific region of Asia. ClearMind and the Company have not entered into any binding agreements with respect to the joint venture company. However, it is contemplated that all intellectual property conceived or created under the joint venture will remain the property of the joint venture company. In addition, it is contemplated that the Company will be entitled to 10% of the initial equity under the joint venture, but in the event that additional investors join the joint venture, their and the Company’s equity stake could be diluted.

In addition, and pursuant to the Subscription Agreement, if at any time after the Closing, but prior to the earlier of: 18 months after the Closing; and The first business day following the closing of initial public offering on a recognized exchange in the USA, except OTC quotation in the USA; ClearMind shall issue or propose to issue any additional shares, warrants, options, excluding any of the following:

Option granted to employees of ClearMind ; (b) Common shares upon conversion or exercise of any convertible instruments issued and outstanding, prior to the Closing or other rights or instruments of any kind convertible into or exercisable or exchangeable for Common Shares (the “Additional Securities”), The Company shall receive for no consideration the Additional Securities necessary to maintain a Fully Diluted Ownership Percentage in ClearMind only in respect of the units acquired by way of the Cash Investment. Provided however that in the case of unexercised Warrants the Purchaser shall receive the Additional Securities in the form of Warrants.

The Company concluded the investment was accounted for as investment through profit and loss. See also note 3.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (Cont.)

O.	SciSparc Ltd.

SciSparc Ltd. (“SciSparc”) is an Israeli company, whereby listed its American Depository Shares on the OTCQB until December 7, 2021, after which SciSparc uplisted to Nasdaq.

Buffalo Investments Ltd. (“Buffalo”), an Israeli private company, owned 150,000 options to purchase 150,000 shares of SciSparc at an exercise price of USD 5.02 per share. On December 7, 2021, the Company entered into an option purchase agreement with Buffalo (the “Buffalo Agreement”) for the purchase of the 150,000 options of in consideration for USD 0.72 per option/warrant. The Company paid USD 72 thousand in this transaction. Additionally, the Company was obligated to immediately exercise all such options into shares and the Company paid USD 753 thousands in this transaction. According to the Buffalo Agreement, Buffalo undertook to purchase 85% of the shares back from the Company within 3 months following the Buffalo Agreement (the “Purchase Period”) in consideration for USD 6.05 per share. On April 27, 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until June 7, 2021. On June 30,2022 Buffalo Agreement was amended such that the Company extended the Purchase Period until December 31, 2022 and Buffalo undertook to purchase 90% of the shares back from the Company.

As of June 30, 2022 the Company treated the investment as follows:

1.	The 10% shares of SciSparc are measured at fair value through profit and loss (Note 3).

2.	The 90% shares of SciSparc – accounted for as a short-term forward contract such that the difference between the quoted price and the sale price will be recognized as a provision and the difference between the total cost paid by the Company (USD 5.5 per share) and the price in the forward transaction (USD 6.05 per share) will be recognized as financing income.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – TRADE ACCOUNTS RECEIVABLE AND INVENTORY

A.	Composed as follows:

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
	USD in thousands

Gix Internet	16,418	-
Jeffs’ Brands	17	366
Eventer	127	42
	16,562	408

B.	Composed as follows:

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
	USD in thousands
Finished goods	1,831	1,227

As of June 30, 2022, and December 31, 2021, the inventory is derived only from Jeff’s Brands.

NOTE 6 – INTANGIBLE ASSETS

A.	Details of the Company’s Intangible assets:

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
	USD in thousands

Technology	10,181	409
Customer relationship	5,182	-
Software license	1,745	1,506
Patent	75	75
Brand name	5,110	5,405
Goodwill	7,083	926
Intangible assets, net	29,376	8,321

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ACCRUED EXPENSES AND OTHER LIABILITIES

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
	USD in thousands

Employees and related institutions	1,409	313
Accrued expenses	*7,160	933
Other payables	352	286
	8,924	1,532

*	Includes USD 6.5 million accrued expenses from Gix Group, which USD 6.1 million are related to media suppliers.

NOTE 8 – EQUITY

(1)	Share capital composed as follow:

	Number of shares				Amount
	Authorized		Issued and paid		Authorized		Issued and paid
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2022*	2021*	2022*	2021*	2022	2021	2022	2021
	In thousands				NIS in thousands		USD in thousands
Ordinary shares of no par value as of December 31, 2021 and no par value as of June 30 , 2022.	200,000	50,000	163,943	23,850	-	-	-	-

*	On July 7, 2022, the Company effected a reverse split of the Company’s authorized and outstanding ordinary shares at a ratio of 20:1 (the “Reverse Split”) and increased the authorized number of shares. Those changes were approved by the Company’s shareholders on June 17, 2022. On July 8, 2022, following the Reverse Split, the Company effected a change in the American Depositary Share (“ADSs”) ratios for its American Depositary Receipt program such that each ADS represents one ordinary share of no par value of the Company (the “Ordinary Share”), instead of twenty (20) pre-Reverse Split Ordinary Shares. The change in the ADS ratio is a technical change made in order to align the ratio so that one ADS equals to one ordinary share.

On June 17, 2022, the Company’s shareholders approved to increase the authorized number of shares from 50 million to 200 million.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – EQUITY (Cont.)

(2)	Share offering to the public and existing shareholders:

On January 11, 2021, the Company entered into an underwriting agreement with Aegis Capital Corp. (hereinafter – “Aegis”), pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,659,735 ADSs of no par value for a public offering price of USD 2.30 per ADS. In addition, Aegis was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments, exercisable until the earlier of 30-days or the last day of trading of the Company’s ordinary shares on the Tel-Aviv Stock Exchange. Aegis exercised its over-allotment option in full to purchase an additional 548,960 ADSs, the closing of which occurred on January 19, 2021. The total gross proceeds of the offering to approximately USD 9.68 million.

On February 12, 2021, following the approval of the General Meeting of the Company shareholders held on February 12, 2021, the Company amended its articles of association to eliminate the par value of its ordinary shares, such that the authorized share capital of the Company following the amendment consists of 50,000,000 ordinary shares of no-par value.

On February 25, 2021, the Company entered into an underwriting agreement with Aegis pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,258,438 ADSs for a public offering price of USD 2.60 per ADS. In addition, Aegis was granted an option to purchase additional 15 percent of the ADSs sold in the offering solely to cover over-allotments. Aegis exercised its over-allotment option in full to purchase an additional 488,765 thousand ADSs. The total gross proceeds of the offering to approximately USD 9.7 million.

The following table summarizes warrants outstanding as of June 30:

2022
Series	Date of grant	Number of warrants conversion to equivalent ADSs	exercise price per warrant in USD	Expiration date

Series L(*)	November 2017	101,251	9	May 27, 2023
Series M(**)	November 2017	14,177	10	November 24, 2022
Warrants C(*)	July 2018	2,640,674	3.5	July 18, 2023
Warrants C(**)	July 2018	425,651	3.5	July 18, 2023
HCW warrants(*)	July 2018	198,637	4.38	July 18, 2023
Gix internet (Note 4.F)(**)	September 2019	333,334	4	September 3, 2022
Total		3,713,724

*	These warrants, under certain circumstances, can be exercised via a cashless exercise mechanism as defined in the warrant agreements. Therefore, the warrants were classified as financial liabilities measured at fair value through profit or loss at each reporting period. See Note 3.

**	Recorded in equity.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – EQUITY (Cont.)

The following table summarizes warrants outstanding as of December 31,

2021
Series	Date of grant	Number of warrants conversion to equivalent ADSs	exercise price per warrant in USD	Expiration date

Series I(*)	December 2016	9,970	36	June 06, 2022
Series J(**)	December 2016	499	36	June 06, 2022
Warrants A(*)	March 2017	535,730	14	March 29, 2022
Placement 03/2017(**)	March 2017	37,501	17.5	March 29, 2022
Series L(*)	November 2017	101,251	9	May 27, 2023
Series M(**)	November 2017	14,177	10	November 24, 2022
Warrants C(*)	July 2018	2,640,674	3.5	July 18, 2023
Warrants C(**)	July 2018	425,651	3.5	July 18, 2023
HCW warrants(*)	July 2018	198,637	4.38	July 18, 2023
Gix internet (Note 4.F)(**)	September 2019	333,334	4	September 3, 2022
Total		4,297,424

*	These warrants, under certain circumstances, can be exercised via a cashless exercise mechanism as defined in the warrant agreements. Therefore, the warrants were classified as financial liabilities measured at fair value through profit or loss at each reporting period. See Note 3.

**	Recorded in equity.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – EQUITY (Cont.)

(3)	Share-based compensation to employees, consultants and to directors:

In June 2021, the Company board of directors approved the grant of 1,280,000 options pursuant to the Company’s option plan, to certain employees, consultants and directors.

In October 2021, the Company board of directors approved the grant of 90,000 options to consultants.

NOTE 9 – REVENUES

A.	Revenues by product:

	Six months ended		Year ended
	June 30,		December 31,
	2022	2021	2021
	Unaudited		Audited
	USD in thousands

Miniature camera and related equipment (from ScoutCam)	-	24	24
Products (from Jeffs’ Brands)	2,343	1,910	6,509
Revenues from commissions (from Eventer)	1,472	459	1,185
Revenues from internet services (from Gix Internet)*	31,144	-	-
MUSE and related equipment (from Medigus).	-	-	2,400

Total	34,959	2,393	10,118

*	The revenues from Gix Internet for the period March 01 ,2022-June 30, 2022.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – REVENUES (Cont.)

B.	Major customers:

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Six months ended		Year ended
	June 30,		December 31,
	2022	2021	2021
	USD in thousands
Customer A	6,458	-	-
Customer B	5,124	-	-
Customer C	-	-	2,400
Customer D	-	21	-

NOTE 10 – TRANSACTIONS WITH RELATED PARTIES:

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (“IAS 24”)

Key management personnel of the Company – included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

A.	Transactions with related parties:

	Six months ended		Year ended
	June 30		December 31
	2022	2021	2021
	Unaudited		Audited
	USD in thousands
Payroll and related expenses to related parties employed by the Company*	496	512	1,241
Compensation to directors **	418	412	733
Consultant services***	-	616	-
Interest and discounting of loans from Jeff’s Brands related parties ****	40	145	172
Finance expense on Screenz payable balance	192	-	169
Eventer sales and marketing expenses to Keshet	165	-	279
Eventer revenues from related parties	(7)	(20)	(23)
Eventer general and administrative expenses to Screenz	23	9	13

*	Includes granted options benefit aggregated to USD 160 thousands, USD 149 thousands and USD 583 thousand for the six months ended June 30, 2022, six months ended June 30, 2021 and year ended December 31, 2021, respectively.

**	Includes granted options benefit aggregated to USD 183 thousands, USD 173 thousands and USD 195 thousand for the six months ended June 30, 2022, six months ended June 30, 2021 and year ended December 31, 2021, respectively.

***	Includes granted options benefit aggregated to USD 259 thousands for the six months ended June 30, 2021.

****	Julia Gerasimova, Kfir Zilbrman and Victor Hacmon are related party of Jeff Brands.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TRANSACTIONS WITH RELATED PARTIES: (Cont.)

A.	Transactions with related parties: (Cont.)

Indemnification, exemption and insurance for directors and officers of the Company:

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.

The Group maintains an active Directors and Officers’ insurance policy. The annual premium of the current policy was USD 453 thousand, such policy provide a coverage of USD 7 million for the benefit of all of the Company’s directors and officers, and which includes a Securities claims/C side retention of USD 2.5 million per claim and B side retention of USD 0.5 million.

B.	Balances with related parties:

(E)	Current Assets:

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
	USD in thousands

Related party prepaid expenses – pre-paid advertising services to Keshet (a related party of Eventer)	718	981
Other receivables (related parties of Eventer)	10	18
	728	999

(2)	Non-Current Assets:

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
	USD in thousands

Short term loan to a related party (loan from Medigus to Gix Internet)	-	1,265

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – TRANSACTIONS WITH RELATED PARTIES: (Cont.)

(3)	Current Liabilities:

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
	USD in thousands

Compensation to key management personnel	73	270
Current Liabilities of Jeff’s Brands to related parties	247	177
Other Accrued expenses to related parties of Eventer	153	169
	474	616

(4)	Loans:

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
	USD in thousands

Current portion of long-term commitment – Screenz cross media Ltd (a related party of Eventer). See note 4.D.	520	506
Long-term commitment – Screenz cross media Ltd (a related party of Eventer). See note 4.D	580	711
Short term loans of Jeffs’ Brands from related parties (*)	56	111
Long term loans of Jeffs’ Brands from related parties (**)	479	689

*	Kfir Zilberman is a related party of Jeffs’ Brands.

**	Julia Gerasimova, Kfir Zilberman and Victor Hacmon are related parties of Jeffs’ Brands.

NOTE 11- SEGMENTS:

The Group identified eight operating segments as follows: Medical, E-Commerce, Online Advertising , Online Event Management, safety systems for commercial drones , Visualization and AI based solutions , energy efficiency technology , Electric Vehicles and Corporate (see note 1a). The Company concluded that the Medical, Electric Vehicles, safety systems for commercial drones , Visualization and AI based solutions and energy efficiency technology segments are not “reportable segments” as defined in IFRS 8, Operating Segments. As such, these segments and were combined and disclosed under “Others” segment.

The CODM measures and evaluates the operating performance of the Group’s segments based on operating loss (income), assets and liabilities.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11- SEGMENTS: (Cont.)

The table set forth other information of the Group:

	June 30, 2022
	Corporate	E-commerce	Online Advertising	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	29,515	7,593	42,082	4,997	*10,600	(473)	94,314

Total segments’ liabilities	(1,313)	(6,912)	(31,718)	(4,690)	(335)	3,843	(41,125)

*	Includes an investment accounted for using the equity method of USD 9,662 thousand in relation to ScoutCam. For additional information in relation to assets and liabilities of ScoutCam refer to note 4C.

The table set forth the operating results of the Group:

	Six months ended June 30, 2022
	Corporate	E-commerce	Online Advertising	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

External revenue	-	2,343	31,144	1,472	-	-	34,959

Segment results – operating income (loss)	(3,366)	(1,098)	638 *	(310)	(1,385)**	(807)	(6,328)

Non-operating income (loss)	64	(63)	(56)	-	137	2,300	2,382

Finance income (loss)	330	(272)	(620)	(277)	(2)	48	(793)

Profit (Loss) before taxes on income	(2972)	(1,433)	(38)	(587)	(1,250)	1,541	(4,739)

Tax benefit (expense) on income	(5)	(93)	(15)	-	(6)	110	(9)

Segment results – profit (loss)	(2,977)	(1,526)	(53)	(587)	(1,256)	1,651	(4,748)

*	Includes equity loss of USD 215 thousands in relation to Gix Internet. For the operating results of Gix Internet, refer to note 4F.

**	Includes equity loss of USD 1,073 thousands in relation to ScoutCam. For the operating results of Scoutcam, refer to note 4C.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11- SEGMENTS: (Cont.)

The table set forth other information of the Group:

	December 31, 2021
	Corporate	E-commerce	Online		Others		Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	33,695	7,412	9,357	*	11,692	**	(2,926)	59,730

Total segments’ liabilities	(1,571)	(6,159)	(4,282)		(399)		4,114	(8,297)

*	Includes an investment accounted for using the equity method of USD 4,867 thousand in relation to Gix Internet. For additional information in relation to assets and liabilities of Gix Internet refer to note 4F.

**	Includes an investment accounted for using the equity method of USD 10,735 thousand in relation to ScoutCam. For additional information in relation to assets and liabilities of ScoutCam refer to note 4C.

The table set forth the operating results of the Group:

	Year ended December 31, 2021
	Corporate	E-commerce	Online	Others	Adjustments and eliminations	Total
	USD in thousands

External revenue	2,400	6,509	1,185	24	-	10,118

Segment results – operating income (loss)	(2,271)	(932)	(3,229)*	(3,531)**	68	(9,895)

Non-operating income	2,509	-	-	494	11,390	14,393

Finance income (loss)	555	(629)	(206)	(15)	(52)	(347)

Profit ( Loss) before taxes on income	793	(1,561)	(3,435)	(3,052)	11,406	4,151

Tax benefit (expense) on income	-	21	-	-	(126)	(105)

Segment results – profit (loss)	793	(1,540)	(3,435)	(3,052)	11,280	4,046

*	Includes equity loss of USD 823 thousands in relation to Gix Internet. For the operating results of Gix Internet, refer to note 4F.

**	Includes equity loss of USD 1,402 thousands in relation to ScoutCam. For the operating results of Scoutcam, refer to note 4C.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SUBSEQUENT EVENTS:

1.	On July 7, 2022, the Company effected a reverse split of the Company’s authorized and outstanding ordinary shares at a ratio of 20:1 (the “Reverse Split”) and increased the Authorized number of shares. Those changes were approved by the Company’s shareholders on June 17, 2022. On July 8, 2022, following the Reverse Split, the Company effected a change in the American Depositary Share (“ADS”) ratios for its American Depositary Receipt program such that each ADS represents one ordinary share of no par value of the Company (the “Ordinary Share”), instead of twenty (20) pre-Reverse Split Ordinary Shares. The change in the ADS ratio is a technical change made in order to align the ratio so that one ADS equals to one Ordinary Share.

2.	On July 18, 2022, Polyrizon signed a binding Collaboration Agreement with NurExone Biologic Inc. (TSXV: NRX), a biopharmaceutical company developing biologically guided exosome therapy for patients with traumatic spinal cord injuries (“NurExone”).

Under the Collaboration Agreement, Polyrizon will use its advanced Trap and Target™ platform to develop formulations, conduct analytical development and produce technical batches of a tailored intranasal delivery system. The intranasal system is being designed for efficient delivery of Nurexone’s ExoTherapy to patients with traumatic spinal cord injuries (SCI) and may also be relevant to other indications through intranasal exosome delivery.Under the Collaboration Agreement, NurExone will cover the costs of the formulation development in an estimated amount of USD 0.22 million in 3 installments upon development success and expects to be able to perform a biological efficacy study of the intranasal system within 3 quarters.

NurExone shall pay development fees to Polyrizon of up to a total of USD 3.3 million upon completion of certain milestones, including the payment of an aggregate of US USD 0.5 million upon successful completion of a Phase 2 clinical trial. Moreover, NurExone shall pay royalties based on any product sales resulting from the Collaboration Agreement. In advance stages of the collaboration, Polyrizon may assist NurExone with regulatory submissions for the United States and Europe.

Manufacturing and marketing rights for formulations under the Collaboration Agreement are exclusive to NurExone.

3.

On August 23, 2022, the Company entered into an agreement with A. I. Research and Development of Artificial Intelligence Ltd., (“AI Research”) for the assignment of a convertible loan in the amount of NIS 3 million (the “Convertible Loan”), which AI Research made to AI Conversation Systems Ltd. (TASE: AICS) (“AI Conversation Systems”) pursuant to a convertible loan agreement dated September 21, 2021 (the “CLA”). In accordance with the terms of the CLA, the Convertible Loan shall be repaid in full (including 18% annual interest) in March 2023, or, if so determined by AI Conversation Systems, be converted into ordinary shares of AI Conversation Systems at a valuation of NIS 4.75 million.

4.	On August 30, 2022, Jeffs’ Brands closed initial public offering (“IPO”), and the simultaneous closing of a portion of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately USD 15.5 million before deducting underwriting discounts and other estimated offering expenses.

As a result of the closing of the IPO, Medigus now owns 35.27% of Jeffs’ Brands.

Jeffs’ Brands issued 3,717,473 ordinary shares and 3,717,473 warrants, each to purchase one ordinary share with an initial exercise price of USD 4.04 per share, at a combined initial public offering price of USD 4.16 per ordinary share and warrant.

5.	On September 5, 2022, the Company filed a motion with the Tel Aviv District Court Economic Department for approval of a dividend distribution of USD 1.6 million.

6.	During September 2022, Jeffs’ Brands repaid: (i) an amount of USD 150 thousands to the Company and; (ii) related party balance in the amount of USD 175 thousand and ; (iii) USD 393 thousand for the repayment of accrued interest with respect to certain related party loans upon the conversion of such loans at the closing of this offering, USD 252 thousand of these amount paid to the Company.

7.	On August 3, 2022, Jeffs’ Brands Board of Directors approved to increase the CEO, Mr. Hakmon, the monthly salary to NIS 55 thousand plus applicable value added taxes (“VAT”), retroactively from February 1, 2022, until the closing of the IPO. Effective on September 1, 2022, Jeffs Brands Board of Directors approved an increase to Mr. Hakmon’s monthly salary to NIS 80 thousand plus VAT and a one-time bonus of NIS 480 thousand.

8.	During September 2022, Jeffs’ Brands fully repaid the loan from Bank Leumi.

NOTE 12 – SUBSEQUENT EVENTS: (Cont.)

9.

On August 28, 2022, the General Meeting of Gix Internet shareholders approved to issue 155,427 and 260,492 shares to Gix Internet CEO and former chairmen of the Board of directors as a special bonus, respectively. Additionally, the General Meeting of Gix Internet shareholders approved to issue 400,000 options to four of Gix Internet directors. The shares and the warrants were issued on September 18, 2022. Following the issuance of shares the Company holdings in Gix Internet is 42.25%.

10.	On September 20, 2022, Gix Internet completed a reverse triangle merger (“merger”) between Gix Internet, Gix Media and ViewBix Inc (OTCMKTS: VBIXD). After the merger, Gix Media will become a wholly owned subsidiary of ViewBix Inc.

11.	Third-party short-term loans in Jeffs’ Brands in the amount of approximately USD 810 thousand, inclusive of accrued interest, was fully repaid.

12.

On July 28, 2022, Charging Robotics entered into a convertible loan agreement with Revoltz pursuance to which Charging Robotics was required to invest an amount of USD 60 thousands in Revoltz (the “Loan Principal Amount”). In addition, Charging Robotics provided to Revoltz further lending of up to USD 340 thousands (the “Additional Amount”, and together with the Loan Principal, the “Total Loan Amount”). The Total Loan Amount shall carry interest at the minimum rate prescribed by Israeli law.

The Total Loan Amount shall be converted into shares of Revoltz, upon the occurrence of any of the following events (each a “Trigger Event”):

a. The consummation of funding by Revoltz of an aggregate amount of USD 1 million at a pre-money Revoltz valuation of at least USD 7 million (in the form of SAFE, equity or otherwise).

b. Revoltz has generated an aggregate of USD 1 million or more revenues.

In the event that a Trigger Event shall not have occurred on or prior to the 24-month anniversary of the date on which the Loan Principal Amount is actually extended to Revoltz, the Loan shall be due and repayable by Revoltz to Charging Robotics.